UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HOMEAWAY, INC.

(Name of Subject Company)

HOMEAWAY, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43739Q100

(CUSIP Number of Class of Securities)

Brian H. Sharples

Chairman, President and Chief Executive Officer

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

(512) 684-1100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul R. Tobias, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

900 South Capital of Texas Hwy

Las Cimas IV, Fifth Floor

Austin, TX 78746-5546

(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is HomeAway, Inc., a Delaware corporation (“HomeAway” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to HomeAway. The address of HomeAway’s principal executive office is 1011 W. Fifth Street, Suite 300, Austin, Texas 78703. The telephone number of HomeAway’s principal executive office is (512) 684-1100.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.0001 par value per share, of HomeAway (the “HomeAway shares” or the “HomeAway common stock”). As of November 12, 2015, (i)(A) 96,480,107 HomeAway shares were issued and outstanding (including 319,633 HomeAway shares underlying outstanding restricted stock awards), (B) no HomeAway shares were held in treasury, (C) no HomeAway shares were held by the subsidiaries of HomeAway, (D) restricted stock units representing 3,516,959 HomeAway shares were outstanding, (ii) 10,925,344 HomeAway shares were reserved for issuance pursuant to HomeAway’s 2011 Equity Incentive Plan, HomeAway’s 2005 Stock Plan and HomeAway’s 2004 Stock Plan, (iii) 7,716,046 HomeAway shares, representing the maximum number of HomeAway shares that may from time to time be issuable upon conversion of those certain 0.125% convertible senior notes due 2019 in the aggregate principal amount of $402,500,000, were reserved for issuance by resolution of the HomeAway board of directors, (iv) the maximum number of HomeAway shares issuable pursuant to outstanding warrants exercisable for HomeAway common stock was 7,716,046 HomeAway shares, and (v) no shares of HomeAway’s preferred stock were issued or outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

HomeAway, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of HomeAway are set forth above under the caption “Item 1. Subject Company Information—Name and Address.”

Exchange Offer

This Schedule 14D-9 relates to the exchange offer by HMS 1 Inc., a Delaware corporation (the “Offeror”) and a direct wholly owned subsidiary of Expedia, Inc., a Delaware corporation (“Expedia”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Offeror and Expedia with the Securities and Exchange Commission (the “SEC”) on the date hereof, pursuant to which the Offeror has offered to acquire all of the issued and outstanding HomeAway shares.

The terms and conditions of the offer are set forth in Expedia’s prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Expedia has filed on the date hereof with the SEC, and which, with the related letter of transmittal, together constitute the “offer.”

Each HomeAway stockholder that participates in the offer will receive, for each HomeAway share validly tendered and not validly withdrawn in accordance with the terms of the offer, consideration in the form of:

•	$10.15 in cash (the “cash consideration”); and

•	0.2065 of a validly issued, fully paid and non-assessable share of common stock, $0.0001 par value per share (“Expedia common stock”), of Expedia (the “stock consideration”), plus cash in lieu of any fractional shares;

in each case, without interest and less any applicable withholding taxes.

The foregoing consideration is referred to as the “offer consideration” or the “transaction consideration.”

The offer is being made pursuant to an Agreement and Plan of Reorganization, dated as of November 4, 2015 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “transaction agreement”), by and among Expedia, the Offeror and HomeAway. A more complete description of the transaction agreement is described in the prospectus/offer to exchange under the caption “Transaction Agreement” and a copy of the transaction agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The purpose of the offer is for Expedia to acquire control of, and ultimately the entire equity interest in, HomeAway. The offer is the first step in Expedia’s plan to acquire all of the outstanding HomeAway shares. As the second step in such plan, Expedia intends to consummate the merger of Offeror with and into HomeAway (the “first merger”) as soon as practicable following the consummation of the offer, with HomeAway surviving the first merger (the “surviving corporation”).

The purpose of the first merger is for Expedia to acquire all HomeAway shares not acquired in the offer. After the first merger, the surviving corporation will be a wholly owned subsidiary of Expedia and the former HomeAway stockholders will no longer have any direct ownership interest in the surviving corporation. Since the first merger will be governed by Section 251(h) of the Delaware General Corporate Law (the “DGCL”), no stockholder vote will be required to consummate the first merger.

At the effective time of the first merger (the “first effective time”), each HomeAway share not acquired in the offer (other than (i) HomeAway shares issued and outstanding immediately prior to the first effective time that are owned by HomeAway or owned by Expedia or the Offeror, or by any direct or indirect wholly owned subsidiary of Expedia or HomeAway; (ii) HomeAway shares issued and outstanding immediately prior to the first effective time that are owned by any direct or indirect wholly owned subsidiary of Expedia (other than Offeror) or of HomeAway; and (iii) HomeAway shares held by HomeAway stockholders, if any, who have validly asserted appraisal rights under the DGCL) will be cancelled and converted into the right to receive the offer consideration. In addition, at the first effective time, each HomeAway share issued and outstanding immediately prior thereto that is owned by any direct or indirect wholly owned subsidiary of Expedia (other than the Offeror) or of HomeAway will be converted into such number of shares of Expedia common stock equal to the sum of (A) such number of shares of Expedia common stock equal to the quotient of the cash consideration divided by the closing price per share of Expedia common stock on the Nasdaq Global Select Market on the business day immediately prior to the date of the transaction agreement and (B) the stock consideration. As a result of the first merger, HomeAway shares will cease to be publicly traded and HomeAway will become wholly owned by Expedia.

Immediately after the first merger and as the final step in Expedia’s plan to acquire all of the outstanding HomeAway shares, Expedia intends to cause the surviving corporation to merge with and into Expedia, with Expedia surviving such second merger (the “second merger” and together with the first merger, the “mergers”). It is intended that the offer and the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Please read the discussion in the prospectus/offer to exchange under the caption “Material U.S. Federal Income Tax Consequences.” Immediately before the second merger, Expedia will be the sole owner of the HomeAway business, and none of the former HomeAway stockholders will have any direct economic interest in, or approval or other rights with respect to, the second merger.

The offer and withdrawal rights will expire at 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015, subject to extension in certain circumstances as required or permitted by the transaction agreement, the SEC or applicable law (as so extended, if applicable, the “expiration date”).

The foregoing summary of the offer is qualified in its entirety by the more detailed description and explanation contained in the prospectus/offer to exchange.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of HomeAway stockholders. HomeAway is not asking for a proxy and you are requested not to send HomeAway a proxy. Any solicitation of proxies that Expedia or HomeAway might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As set forth in the Schedule TO, the principal executive offices of the Offeror and Expedia are located at 333 108th Avenue N.E., Bellevue, WA 98004, and the telephone number of their principal executive offices is (425) 679-7200.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of HomeAway’s website at https://www.investors.homeaway.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of HomeAway, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between HomeAway or its affiliates, on the one hand, and (i) any of HomeAway’s executive officers, directors or affiliates, or (ii) Expedia, the Offeror or their respective executive officers, directors or affiliates, on the other hand.

For purposes of all of the HomeAway agreements and plans described below, the consummation of the offer will constitute a “change in control.”

The HomeAway board of directors was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under the caption “Item 4. The Solicitation or Recommendation—HomeAway’s Reasons for the Offer and the Mergers.”

Relationship with Expedia, the Offeror and Certain of their Affiliates

Transaction Agreement

A summary of the material terms of the transaction agreement described in the prospectus/offer to exchange under the caption “Transaction Agreement” is incorporated herein by reference. The transaction agreement summary in the prospectus/offer to exchange may not contain all of the information about the transaction agreement that is important to HomeAway stockholders, and HomeAway stockholders are encouraged to read the transaction agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the transaction agreement and not the summary described in the prospectus/offer to exchange under the caption “Transaction Agreement.”

The transaction agreement is included as Exhibit (e)(1) to this Schedule 14D-9.

Arrangements with Current Executive Officers and Directors of HomeAway

HomeAway’s directors and executive officers may have interests in the offer, the mergers, and the other transactions contemplated by the transaction agreement that are different from, or in addition to, the interests of the HomeAway stockholders generally. These interests may create potential conflicts of interest. The HomeAway board of directors was aware of these interests and considered them, among other matters, in approving the transaction agreement and the transactions contemplated by the transaction agreement, as more fully discussed in the prospectus/offer to exchange under the caption “The Offer—HomeAway’s Reasons for the Offer and the Mergers; Recommendation of HomeAway’s Board of Directors.”

Current Executive Officers and Directors

HomeAway’s current executive officers and members of the HomeAway Board are:

Name	Position
Brian H. Sharples	Co-Founder, President, Chief Executive Officer and Chairman of the Board
Lynn Atchison	Chief Financial Officer
Mariano Dima	Chief Marketing Officer
Thomas Hale	Chief Operating Officer
Melissa Frugé	SVP, General Counsel and Secretary
Charles (“Lanny”) Baker	Director
Carl G. Shepherd	Director
Simon Breakwell	Director
Jeffrey D. Brody	Director
Kevin Krone	Director
Simon Lehman	Director
Christopher (“Woody”) Marshall	Director
Tina Sharkey	Director

During 2015, Ross A. Buhrdorf, HomeAway’s former Chief Technology Officer, and Carl G. Shepherd, HomeAway’s former Chief Strategy and Development Officer, both accepted reduced operational roles within the Company and ceased to perform services as executive officers of HomeAway. During 2015, Brent Bellm, HomeAway’s former President and COO, also stepped down and ceased to perform services as an executive officer of HomeAway.

Effect of the Offer and the Mergers on HomeAway Shares and Equity Awards

Consideration for HomeAway Shares in the Mergers

The following table sets forth the estimated transaction consideration payable for HomeAway shares owned, directly or indirectly, by each of our executive officers and directors, excluding HomeAway shares subject to HomeAway restricted stock awards, HomeAway restricted stock units and HomeAway options. The estimates in the table set forth below assume (i) the mergers occur on January 31, 2016, (ii) HomeAway stock ownership as of such date based on HomeAway shares and HomeAway equity awards held as of November 12, 2015 (such numbers have been adjusted to account for any HomeAway restricted stock awards and HomeAway restricted stock units that will vest between November 12, 2015 and January 31, 2016), and (iii) the price per HomeAway share is $37.38, based on the average closing price of HomeAway shares over the five business days following the public announcement of the transaction agreement.

Name	Number of Shares Owned	Cash Value of Shares Owned ($)
Brian H. Sharples	72,801	2,721,301
Lynn Atchison	78,340	2,928,349
Mariano Dima	13,226	494,388
Thomas Hale	45,606	1,704,752
Melissa Frugé	1,525	57,005
Charles (“Lanny”) Baker	3,809	142,380
Carl G. Shepherd	175,761	6,569,946
Simon Breakwell	3,809	142,380
Jeffrey D. Brody	143,762	5,373,824
Kevin Krone	6,169	230,597
Simon Lehman	3,224	120,513
Christopher (“Woody”) Marshall	12,271	458,690
Tina Sharkey	3,809	142,380

Consideration for HomeAway Options in the Mergers

As of November 12, 2015, HomeAway’s directors and current executive officers held outstanding options to purchase 3,076,229 HomeAway shares (referred to as “options”) in the aggregate under HomeAway’s 2011 Equity Incentive Plan, 2005 Stock Plan and 2004 Stock Plan (referred to as “plans”), with exercise prices ranging from $2.06 to $45.74. Pursuant to and as further described in the transaction agreement, at the first effective time, each option that is outstanding and vested immediately prior to the first effective time (including any options that will vest as of the first effective time) will be cancelled and converted into the right to receive the transaction consideration in respect of each “net share” of HomeAway stock subject to the option, if any, less applicable tax withholdings. The number of “net shares” is determined pursuant to a formula set forth in the transaction agreement that takes into account the exercise price of such vested option. The applicable taxes to be withheld shall reduce the cash consideration and the stock consideration in proportion to the value of the cash consideration and the stock consideration payable to common stockholders in the first merger. Any fractional net shares will be settled in cash based on the cash value of the transaction consideration, less applicable tax withholdings.

Pursuant to and as further described in the transaction agreement, at the first effective time, each option that is outstanding and unvested immediately prior to the first effective time (and does not vest as of the first effective time) will be assumed by Expedia and converted automatically into an option to purchase shares of Expedia common stock (each an “assumed option”). The number of shares of Expedia common stock subject to the assumed option will be determined by multiplying the number of HomeAway shares subject to the assumed option immediately prior to the first effective time by the equity award exchange ratio (defined below), rounded down the nearest whole share of Expedia common stock. The per share exercise price for the shares of Expedia common stock issuable upon the exercise of the assumed option will be determined by dividing the per share exercise price of the HomeAway common stock subject to such assumed option, as in effect immediately prior to the first effective time, by the equity award exchange ratio, rounded up the nearest whole cent. Each assumed option will otherwise be subject to the same terms and conditions applicable to the unvested option under the applicable plan and stock option agreement immediately prior to the first effective time, including vesting. The “equity award exchange ratio” means a fraction (rounded to four decimal places) having a numerator equal to the per share cash-equivalent value of the transaction consideration) and a denominator equal to the volume weighted average closing sales price of Expedia common stock as reported on the Nasdaq Global Select Market for the 10 consecutive trading day period ending one day prior to the acceptance time.

Consideration for HomeAway Restricted Stock Units in the Mergers

As of November 12, 2015, HomeAway’s directors and executive officers held outstanding restricted stock units under the HomeAway plans in respect of a total of 301,013 HomeAway shares. Pursuant to, and as further described in, the transaction agreement, at the first effective time, each HomeAway restricted stock unit that is outstanding and unvested immediately prior to the first effective time (and does not vest as a result of the occurrence of the first effective time) will be assumed by Expedia and converted into a restricted stock unit with respect to a number of shares of Expedia common stock (rounded up to the nearest whole share) equal to (i) the number of HomeAway shares subject to the unvested HomeAway restricted stock unit immediately prior to the first effective time, multiplied by (ii) the equity award exchange ratio. Each assumed unvested HomeAway restricted stock unit will otherwise be subject to the same terms and conditions applicable to the unvested HomeAway restricted stock unit under the applicable plan and restricted stock unit agreement immediately prior to the first effective time, including vesting.

At the first effective time, each HomeAway restricted stock unit that is outstanding immediately prior to the first effective time and that vests as of the first effective time will be cancelled in exchange for the right to receive the transaction consideration in respect of each HomeAway share subject to such vested HomeAway restricted stock unit, less applicable tax withholding. The applicable taxes to be withheld shall reduce the cash consideration and stock consideration in proportion to the value of the cash consideration and stock consideration payable to common stockholders in the first merger. Any fractional shares will be settled in cash based on the volume weighted average closing sales price of Expedia common stock as reported on the Nasdaq Global Select Market for the 10 consecutive trading day period ending one day prior to the acceptance time, less applicable tax withholdings.

Consideration for HomeAway Restricted Stock Awards in the Mergers

As of November 12, 2015, HomeAway’s directors and executive officers held outstanding HomeAway restricted stock awards under the HomeAway plans covering a total of 223,418 HomeAway shares. Pursuant to, and as further described in, the transaction agreement, at the first effective time, each HomeAway restricted stock award that is outstanding and unvested immediately prior to the first effective time (and does not vest as of the first effective time) will be assumed by Expedia and converted into a restricted stock award covering a number of shares of Expedia common stock (rounded up to the nearest whole share) equal to (i) the number of HomeAway shares subject to the unvested HomeAway restricted stock award immediately prior to the first effective time, multiplied by (ii) the equity award exchange ratio. Each assumed HomeAway restricted stock award will otherwise be subject to the same terms and conditions of the applicable plan and restricted stock award agreement immediately prior to the first effective time, including vesting.

At the first effective time, each HomeAway restricted stock award outstanding immediately prior to the first effective time and that vests as a result of the occurrence of the first effective time will be cancelled in exchange for the right to receive the transaction consideration in respect of each HomeAway share subject to such HomeAway restricted stock award, less applicable tax withholding. The applicable taxes to be withheld shall reduce the cash consideration and stock consideration in proportion to the value of the cash consideration and stock consideration payable to common stockholders in the first merger. Any fractional shares will be settled in cash based on the volume weighted average closing sales price of Expedia common stock as reported on the Nasdaq Global Select Market for the 10 consecutive trading day period ending one day prior to the acceptance time, less applicable tax withholdings.

Brian Sharples’ “Single-Trigger” Vesting

Pursuant to the terms of Brian Sharples’ employment agreement with HomeAway, dated May 26, 2011, as amended October 14, 2014, 50% of all of his outstanding, unvested HomeAway equity awards will vest “single-trigger” upon a change of control (the definition of which includes the mergers). HomeAway has also agreed to voluntarily accelerate the vesting of the remaining 50% of Mr. Sharples’ outstanding, unvested Company equity awards effective as of the first effective time. Accordingly, 100% of Mr. Sharples’ outstanding, unvested HomeAway equity awards will vest as of the first effective time.

Treatment of Director Equity Awards

Pursuant to the terms of the HomeAway 2011 Equity Incentive Plan, equity awards held by non-employee directors that are assumed or substituted for in a merger or change of control (as defined in the 2011 Equity Incentive Plan, the definition of which includes the mergers) will become fully vested if such outside director’s status as a director (of HomeAway or a successor) is terminated other than upon a voluntary resignation (excluding resignation at the request of the acquirer).

Carl Shepherd’s Separation Terms

HomeAway has agreed to provide for accelerated vesting for all Mr. Shepherd’s remaining unvested equity upon his voluntary retirement, in exchange for a release of claims.

Executive Officer “Double-Trigger” Vesting

HomeAway executive officers are entitled to “double-trigger” acceleration of their equity awards (i.e., upon a qualifying termination of employment during the 18-month period following a change of control of HomeAway) under the terms of the severance agreements described in more detail below under the caption “Arrangements with Current Executive Officers and Directors of HomeAway—Executive Officer Severance Agreements.” Under these provisions, if HomeAway terminates the employment of Mr. Sharples, Ms. Atchison, Mr. Dima, Mr. Hale or Ms. Frugé for any reason other than “cause,” or the executive officer resigns for “good reason” (each, a “qualifying termination”), within a period beginning three months prior to and ending 18 months after a “change of control” (as such terms are defined in the HomeAway severance agreement), 100% of the executive officer’s outstanding, unvested equity awards will become fully vested.

Table of Estimated Consideration for Equity Awards

The table below sets forth, for each of our executive officers and non-employee directors, the estimated transaction consideration each such individual would receive in the mergers for their options, HomeAway restricted stock units and HomeAway restricted stock awards held as of November 12, 2015 (such numbers have been adjusted to account for any HomeAway restricted stock units, HomeAway restricted stock awards and options that will vest between November 12, 2015 and January 31, 2016), assuming for purposes of this table that the mergers occur as of January 31, 2016 and that all such awards are fully vested as of the first effective time (i.e. after giving effect to (i) Mr. Sharples’ “single trigger” vesting provision, (ii) full vesting acceleration of equity awards held by Mr. Shepherd, assuming for purposes of this table that his retirement occurs upon the first effective time, (iii) accelerated vesting for equity awards held by members of the board pursuant to the terms of the 2011 Equity Incentive Plan, assuming that all members of the board are terminated without cause as of the first effective time, and (iv) the executive officers were to experience a qualifying termination upon the first effective time resulting in the “double trigger” acceleration of their HomeAway equity awards). The values in this table assume the price per share of HomeAway common stock is $37.38 (the reference per-share value of a share of HomeAway as determined in accordance with Item 402(t) of Regulation S-K).

Name	Stock Options (#)	Value of Stock Options ($)(1)	Restricted Stock Units (#)	Value of Restricted Stock Units ($)(2)	Restricted Stock (#)	Value of Restricted Stock ($)(2)	Total ($)
Brian H. Sharples.	1,539,066	$24,593,342	106,019	$3,962,990	110,648	$4,136,022	$32,692,355
Lynn Atchison	404,563	$6,037,257	30,120	$1,125,886	28,865	$1,078,974	$8,242,117
Mariano Dima	149,467	$1,115,154	39,676	$1,483,089	40,411	$1,510,563	$4,108,806
Thomas Hale	513,754	$8,370,817	36,296	$1,356,744	40,411	$1,510,563	$11,238,125
Melissa Frugé	75,407	$765,537	19,896	$743,712	0	$—	$1,509,250
Charles (“Lanny”) Baker	69,433	$918,737	2,870	$107,281	0	$—	$1,026,017
Carl G. Shepherd	68,799	$389,592	30,769	$1,150,145	3,083	$115,243	$1,654,980
Simon Breakwell	53,204	$573,464	2,870	$107,281	0	$—	$680,744
Jeffrey D. Brody	61,345	$651,513	2,870	$107,281	0	$—	$758,793
Kevin Krone	39,746	$252,327	4,050	$151,389	0	$—	$403,716
Simon Lehman	28,023	$76,493	4,552	$170,154	0	$—	$246,647
Christopher P. Marshall	13,597	$76,493	2,870	$107,281	0	$—	$183,774
Tina Sharkey	59,825	$766,838	2,870	$107,281	0	$—	$874,118

(1)	Equals (a) the number of shares subject to such option award multiplied by (b)(i) the assumed per share price of $37.38 minus (ii) the exercise price applicable to such option award.
(2)	Equals (a) the number of shares subject to the HomeAway restricted stock unit or HomeAway restricted stock award, as applicable, multiplied by (b) the assumed per share price of $37.38.

See “Item 8. Additional Information—Merger-Related Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain executive officers, including quantification with respect to “single-trigger” and “double-trigger” arrangements, in connection with the offer and the completion of the mergers.

Executive Officer Severance Agreements

HomeAway has entered into individual executive employment agreements with each of its current executive officers that include change of control severance provisions (the “severance agreements”). Each HomeAway severance agreement provides that upon a qualifying termination that occurs within a period beginning three months prior to and ending 18 months after a “change of control” (as such term is defined in the HomeAway severance agreement, and the definition of which includes the mergers), the executive officer will receive: (i) a lump sum cash payment equal to 12 months (24 months for Mr. Sharples) of the executive officer’s base salary, payable within 30 days following the executive officer’s termination of employment, (ii) vesting of 100% of the unvested portion of the executive’s outstanding HomeAway equity awards, (iii) other than for Mr. Dima, continuing payments to reimburse the executive officer for continued coverage under HomeAway’s group health plans for a period of up to 12 months (18 months for Mr. Sharples) and (iv) for Mr. Dima, certain ongoing employer provided benefits, including the costs of continuing employer-paid pension, group life insurance and other benefits. The foregoing payments are conditioned on the executive officer executing a release of claims agreement and continued compliance with the HomeAway confidentiality and proprietary information agreement and a non-disparagement covenant. Additionally, Mr. Sharples is entitled to “single-trigger” vesting of 100% of his unvested Company equity awards upon the date of a change of control as described in more detail above under the caption “Arrangements with Current Executive Officers and Directors of HomeAway—Brian Sharples’ ‘Single-Trigger’ Vesting.” In the event that the benefits provided for in the HomeAway severance agreements or otherwise constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such benefits under the HomeAway severance agreements will either be provided in full or reduced to the extent no portion of such benefits would be subject to the Section 4999 excise tax, whichever results in the executive officer having the greatest amount of severance benefits on an after-tax basis.

As defined in the HomeAway severance agreements, “cause” generally means the executive officer’s (i) willful and continued failure to substantially perform the duties and obligations of his or her position, (ii) proven act of personal dishonesty, fraud or misrepresentation intended to result in substantial gain or personal enrichment at the expense of HomeAway, (iii) violation of a federal or state law or regulation applicable to HomeAway’s business reasonably likely to be injurious to HomeAway, (iv) conviction of, or plea of nolo contendere or guilty to, a felony under the laws of the United States or any state, (v) breach of the HomeAway confidential information agreement or code of conduct, which is not cured within a 30 day cure period, or (vi) failure to reasonably cooperate with any government investigation involving the executive officer or HomeAway.

As defined in the HomeAway severance agreements, “good reason” generally means (i) a material reduction of the executive officer’s duties, authority or responsibilities or change in title or reporting, other than any reduction or change resulting solely from HomeAway being acquired by and made part of a larger entity, (ii) a reduction of at least 10% in the total annual target cash compensation, (iii) a material reduction by HomeAway in the kind or level of employee benefits, (iv) a change in the geographic location of the executive officer’s primary work facility or location of more than 50 miles, or (v) HomeAway’s material breach of the agreement, which breach is not remedied in a specified cure period. Notwithstanding the foregoing, if the executive officer terminates employment for “good reason” and HomeAway discovers after such termination that the executive officer’s conduct during the employment term would have entitled HomeAway to terminate the executive officer for “cause” then the executive officer shall remit all amounts paid for “good reason” (other than amounts that would have been payable upon termination for “cause”).

The estimated value of cash severance payments and other benefits payable to the executive officers under the severance agreements, excluding the value of any accelerated equity vesting and assuming that the executive officer experiences a qualifying termination upon the first effective time, is $1,110,419 for Mr. Sharples, $363,726 for Ms. Atchison, $426,815 for Mr. Dima, $395,701 for Mr. Hale and $310,701 for Ms. Frugé.

Estimated Consideration Under Severance Agreements

The table below sets forth the estimated payments and benefits that Melissa Frugé could become entitled to receive under her HomeAway severance agreement upon a qualifying termination that occurs during the period beginning three months prior to and ending 18 months after a change of control of HomeAway, assuming that the mergers are completed on January 31, 2016 and the qualifying termination of employment occurs upon the closing of the mergers. The table sets forth the number of unvested equity awards subject to “double-trigger” vesting and the aggregate value, assuming the qualifying termination occurred at the closing of the mergers and the value per share of HomeAway stock is $37.38 (the reference per-share value of a share of HomeAway as determined in accordance with Item 402(t) of Regulation S-K). The estimate of the value of the acceleration of Ms. Frugé’s unvested equity awards is based on the equity awards held by Ms. Frugé as of November 12, 2015 (such numbers have been adjusted to account for any HomeAway restricted stock awards, HomeAway restricted stock units and options that will vest between November 12, 2015 and January 31, 2016). The estimated payments and benefits the current executive officers of HomeAway other than Ms. Frugé could become entitled to receive under their HomeAway severance agreements is set forth below under the caption “Item 8. Additional Information—Merger-Related Compensation” (which is incorporated herein by reference).

Name	Cash Severance ($)(1)	Perquisites / Benefits(2)	Stock Options (#)	Value of Stock Options ($)(3)	Restricted Stock Units and Restricted Stock Awards (#)	Value of Restricted Stock Units and Restricted Stock Awards ($)(4)	Total ($)
Melissa Frugé	290,000	20,701	26,049	129,830	19,896	743,712	1,184,244

(1)	Reflects the value of the lump sum payment of cash severance in an amount equal to 12 months of base salary, payable within 30 days following Ms. Frugé’s date of termination. The amount included in the column above is based on Ms. Frugé’s base salary in effect as of November 12, 2015.
(2)	Reflects the value of company-provided health care continuation coverage for twelve months for Ms. Frugé and eligible family members under HomeAway’s company plan on the date of such named executive officer’s termination. The amounts included in the column above are based on the cost of premiums for COBRA coverage under the HomeAway plans as of November 12, 2015.
(3)	Equals (a) the number of shares subject to such unvested portion of Ms. Frugé’s option award multiplied by (b)(i) the assumed per share price of $37.38 minus (ii) the exercise price applicable to such option award.
(4)	Equals (a) the number of shares subject to the unvested HomeAway restricted stock unit or unvested HomeAway restricted stock award, as applicable, multiplied by (b) the assumed per share price of $37.38.

Executive Officer and Director Arrangements Following the Mergers

As of the date of this Schedule 14D-9, none of HomeAway’s current executive officers have entered into any agreement with Expedia, HomeAway or their respective affiliates regarding employment with Expedia or its affiliates after the first effective time, although it is possible that Expedia or its affiliates may enter into employment or other arrangements with HomeAway’s executive officers in the future.

Exculpation and Indemnification of HomeAway’s Directors and Officers

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The amended and restated certificate of incorporation of HomeAway (the “charter”) contains provisions that limit the liability of its directors and officers for monetary damages to the fullest extent permitted by the DGCL. HomeAway’s amended and restated bylaws (the “bylaws”) also contain provisions requiring it to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to specified limitations. In addition, its bylaws also provide that HomeAway is obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and HomeAway is permitted to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether it would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

HomeAway also has entered into indemnity agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(4) hereto and herein incorporated by reference.

The transaction agreement provides for certain indemnification and insurance rights in favor of HomeAway’s and HomeAway’s subsidiaries’ current and former directors and officers (referred to as “indemnified persons”). Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under HomeAway’s charter, bylaws or other indemnification agreements that were provided to Expedia, with respect to acts or omissions arising at or prior to the first effective time, will continue in full force and effect for at least six years following the first effective time.

HomeAway will purchase, prior to the first effective time, a single premium “tail” coverage policy (a “tail policy”) with respect to HomeAway’s current directors and officers insurance and indemnification policy that provides coverage for events occurring prior to the first effective time, with a one-time cost not in excess of 300% of the last annual premium paid prior to the date of the transaction agreement for such directors and officers insurance and indemnification policy. However, if HomeAway is not able to purchase such a tail policy prior to the first effective time, Expedia will provide directors and officers insurance that is no less favorable than HomeAway’s existing policy, or if unavailable, the best available coverage, for an aggregate period of not less than six (6) years from the first effective time. Expedia is not required after the first effective time to pay an annual premium in excess of 300% of the last annual premium for HomeAway’s current directors and officers insurance and indemnification policy.

Expedia may request for HomeAway to, prior to the first effective time, purchase a single premium tail coverage policy with respect to HomeAway’s current errors and omissions insurance policies that provides coverage for events occurring prior to the first effective time, with a one-time cost not in excess of 300% of the last annual premium paid prior to the date of the transaction agreement for the errors and omissions insurance.

Section 16 Matters

Pursuant to the transaction agreement, prior to the first effective time, HomeAway and Expedia have agreed to, as applicable, take all such steps as may be reasonably necessary or advisable to cause any dispositions of equity securities of HomeAway (including derivative securities) and acquisitions of equity securities of Expedia pursuant to the transactions contemplated by the transaction agreement by each individual who is a director or officer of HomeAway subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to HomeAway to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Compensation Committee of the HomeAway board of directors, at a meeting on November 4, 2015, duly adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each arrangement related to certain payments made or to be made and certain benefits granted or to be granted according to employment compensation, severance and other employee benefit plans of HomeAway and (ii) the treatment of Company Equity Awards (as defined in the transaction agreement) in accordance with the terms of the transaction agreement. In addition, the Compensation Committee of the HomeAway board of directors will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on November 4, 2015, the HomeAway board of directors unanimously:

(i)	determined that the terms of the transaction agreement and the terms of the offer, the mergers and the other transactions contemplated by the transaction agreement are fair to, and in the best interests of, HomeAway and its stockholders;

(ii)	determined that it is in the best interests of HomeAway and its stockholders to enter into, and declared advisable, the transaction agreement;

(iii)	approved the execution and delivery by HomeAway of the transaction agreement, the performance by HomeAway of its covenants and agreements contained in the transaction agreement and the consummation of the offer, the mergers and the other transactions contemplated by the transaction agreement, upon the terms and subject to the conditions, contained in the transaction agreement; and

(iv)	resolved to recommend that the holders of HomeAway shares accept the offer and tender their HomeAway shares to the Offeror pursuant to the offer.

Accordingly, and for the reasons described in more detail below under the caption “HomeAway’s Reasons for the Offer and the Mergers,” the HomeAway board of directors unanimously recommends that HomeAway stockholders accept the offer and tender their HomeAway shares to the Offeror pursuant to the offer.

A press release dated November 4, 2015, issued by HomeAway and Expedia announcing the offer, the mergers and the other transactions contemplated by the transaction agreement, is included as Exhibit (a)(5)(c) hereto and is incorporated herein by reference.

Background of the Offer and the Mergers

The HomeAway board of directors periodically reviews and assesses our operations and financial performance, business strategy, the various trends and conditions affecting our industry, our businesses generally and a variety of strategic alternatives reasonably available to HomeAway, including business combinations, acquisitions and other financial and strategic alternatives. From time to time over the past few years, HomeAway has had high-level discussions with other parties about the possibility of a potential business combination or other similar transaction. However, none of those historical communications progressed to the point of an actual proposal and, in each such prior instance, the HomeAway board of directors decided to continue to execute upon HomeAway’s standalone strategic plan.

On February 26, 2013, HomeAway engaged Qatalyst Partners LP (“Qatalyst Partners”) both to provide independent, ongoing advice and analysis to the HomeAway board of directors with respect to mergers and acquisitions activity in the internet and travel industry segments and to advise HomeAway in the event that a communication about a potential business combination or other similar transaction developed into an actual proposal and that the HomeAway board of directors needed a financial advisor to help the HomeAway board of directors analyze whether a potential business combination or similar transaction would be more favorable to the stockholders of HomeAway than its standalone strategic plan. From the time of engagement and at the request of the HomeAway board of directors, representatives of Qatalyst Partners would periodically discuss with the HomeAway board of directors various aspects of HomeAway’s industry, business generally, and the climate for potential business combinations and other financial and strategic alternatives.

In the first half of November 2014, an executive at Company A contacted Carl Shepherd, one of HomeAway’s co-founders and a member of the HomeAway board of directors, and orally expressed an interest in acquiring HomeAway. Mr. Shepherd encouraged the executive to make a written proposal to the HomeAway board of directors. In a subsequent communication, the executive at Company A indicated orally to representatives of Qatalyst Partners that Company A was potentially interested in an acquisition of HomeAway, but in early December, 2014, the executive indicated that Company A determined not to make an acquisition proposal at that time.

On May 18, 2015, during a business development meeting between Mr. Shepherd and an executive at Company B, the executive at Company B raised the possibility of Company B making a strategic investment in HomeAway and entering into a commercial agreement. No substantive business terms were proposed or discussed by the executive at Company B at that time. HomeAway offered to host a follow-up meeting with Company B, but no follow-up meeting occurred and Company B did not contact HomeAway about its proposal again.

In the early summer of 2015, Company C contacted Brian Sharples, HomeAway’s co-founder, chairman, president and chief executive officer, to discuss a potential business combination or other similar transaction. Company C submitted no written indication of interest or proposal, the HomeAway board of directors was uncertain of Company C’s financial resources, and Company C did not provide any details regarding a potential business combination such that Mr. Sharples or HomeAway’s board of directors could reasonably evaluate Company C’s overture, and as a result, no further discussions were had with Company C.

In August 2015, an executive at Company D contacted Mr. Shepherd to discuss the possibility of making a strategic investment in HomeAway and entering into a commercial agreement. No substantive business terms were proposed or discussed and after its initial contact Company D did not contact HomeAway or any of its representatives again. However, as a result of this and the other unsolicited inbound inquiries that HomeAway had received, the HomeAway board of directors requested that Qatalyst Partners provide an update on the mergers and acquisitions market in the internet and travel industry segments.

Throughout this time, HomeAway’s management and the HomeAway board of directors had discussed and considered transitioning HomeAway’s business model from a largely subscription-based revenue model to a model that relied on both subscription and transaction-based revenue. The transition was uncertain and posed numerous execution and other potentially material risks. Nonetheless, in the second quarter of 2015, based on developments in the marketplace in which HomeAway operates and increased competition, HomeAway began an internal review focused on identifying initiatives that would accelerate such a transition, which, if properly executed, HomeAway management and the HomeAway board of directors believed would lead to greater profitability and increased value for HomeAway stockholders.

Throughout the third quarter of 2015, management discussed the transition to a combined subscription and transaction-based revenue model, and in August and September of 2015 began conducting preliminary analysis of the potential financial impacts of the new model.

On August 20, 2015, the HomeAway board of directors held a regularly scheduled meeting. HomeAway management and the HomeAway board of directors discussed the increased competition in HomeAway’s industry and business challenges that HomeAway was facing, as well as changes HomeAway could make to its business to address some of those challenges. HomeAway had been facing those challenges for some time, and HomeAway management and the HomeAway board of directors had discussed possible changes to HomeAway’s business model on several prior occasions, including the possibility of introducing a traveler fee to grow transaction-based revenue and the transition to a subscription and transaction-based revenue model, which we refer to as the “new business model.” The HomeAway board of directors discussed the execution and other risks associated with such a transition and new business model, including customer reaction, technical challenges and the impact on stockholder value.

In anticipation of the August 20, 2015 meeting of the HomeAway board of directors, HomeAway management had prepared a preliminary operating plan reflecting how the implementation of the new business model might impact HomeAway’s business. HomeAway management presented a comparison of this preliminary operating plan for the new business model with HomeAway’s then-current three-year operating plan, which did not reflect the new business model. The HomeAway board of directors discussed the presentation with management at length, but felt that more information was required with respect to the assumptions underlying management’s preliminary analysis of the potential financial impacts of the new business model for the HomeAway board of directors to properly analyze management’s presentation. As a result, the HomeAway board of directors instructed HomeAway management to continue to refine its preliminary analysis, to conduct market research and to present a refined analysis, along with additional detail with respect to the assumptions underlying management’s preliminary analysis, to the HomeAway board of directors at a later date.

In light of the foregoing discussions, the HomeAway board of directors decided to undertake an evaluation of HomeAway’s standalone business plans and prospects and its financial forecasts based on those business plans, as well as of HomeAway’s potential strategic alternatives, including potential strategic transactions, before making any final determination with respect to either HomeAway’s standalone business plans or any strategic alternatives. As a result, the HomeAway board of directors instructed Qatalyst Partners, representatives of which had attended the August 20, 2015 board meeting at the invitation of the HomeAway board of directors, to assist with the board’s review of the value of HomeAway to its stockholders as a standalone company executing on the new business model, taking into account the risks and competitive landscape faced by HomeAway, as compared to the value HomeAway’s stockholders might receive in connection with a business combination or other similar transaction. As a result, although none of the overtures from Company A, Company B, Company C nor Company D had led to any specific proposal, as part of its analysis of HomeAway’s standalone plan, the HomeAway board of directors determined that business conditions warranted conducting a tailored market check to determine what a potential acquirer might pay for HomeAway and whether a business combination or other similar transaction might yield more value on a risk-adjusted basis for HomeAway stockholders than executing HomeAway’s standalone strategic plan. Representatives of Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), HomeAway’s legal counsel, who regularly attended HomeAway’s board meetings, discussed with the HomeAway board of directors their fiduciary obligations in the context of an analysis of a potential business combination or other similar transaction as compared to HomeAway’s prospects as a standalone company.

On August 21, 2015, after consulting with representatives of Qatalyst Partners and determining the most likely financially capable parties to be interested in acquiring HomeAway, the HomeAway board of directors instructed representatives of Qatalyst Partners to contact four parties, Company A, Company E, Company F and Expedia, as part of its evaluation of HomeAway’s strategic alternatives, including continuing as a standalone company.

On September 3, 2015, Company E indicated to representatives of Qatalyst Partners that it was not interested in any business combination, strategic investment or other similar transaction with HomeAway.

Between September 3 and September 18, HomeAway negotiated and entered into confidentiality agreements with Company A, Company F and Expedia. Between September 21, 2015 and September 30, 2015, HomeAway held a number of lengthy management meetings in person and by conference call with various representatives of Company A, Company F and Expedia during which in-depth financial, legal and other due diligence was conducted.

On September 30, 2015, representatives of Qatalyst Partners sent a process letter, outlining an initial bid date of October 8, 2015, to Company A, Company F and Expedia.

On October 1, 2015, HomeAway held a follow up management meeting with representatives of Company F to provide additional detailed financial due diligence. During the meeting, management shared with Company F a preliminary draft set of financial projections, which were not approved by the HomeAway board of directors, reflecting HomeAway’s new business model. The preliminary draft projections were subsequently updated and were provided to Company F on October 5, 2015. They are described in greater detail below.

Also on October 1, 2015, the HomeAway board of directors held a special telephonic meeting. Representatives of WSGR discussed the fiduciary obligations of the board of directors in connection with any potential sale of HomeAway. Mr. Sharples and representatives of Qatalyst Partners updated the board of directors on the status of discussions with Company A, Company E, Company F and Expedia. Mr. Sharples also reported on a recent change in the search algorithms of a leading search engine and the potential for such a change to impact HomeAway’s business. The HomeAway board of directors discussed that this change would require an adjustment in anticipated marketing expense in management’s preliminary analysis of the subscription and transaction-based revenue model. The HomeAway board of directors also discussed that although HomeAway management had provided additional information on the assumptions underlying management’s preliminary analysis of the new business model, the model still did not reflect a number of risks that the board of directors had identified with respect to HomeAway’s future business prospects, including, among other things, that prior adjustments to HomeAway’s business model had resulted in unexpected negative impacts on user experience and HomeAway’s business, that implementing a traveler fee posed technical challenges and would complicate tax reporting in foreign jurisdictions, that prior technological changes had often taken longer and been more difficult to implement than management had anticipated, and that HomeAway might have difficulty hiring and retaining the kind of technical talent that would be needed to make this transition. At this meeting, the HomeAway board of directors also authorized the formation of a transaction committee consisting of Charles “Lanny” Baker, Jeffrey Brody, Christopher “Woody” Marshall and Mr. Shepherd to be available to respond to HomeAway management quickly and efficiently on matters requiring the input of directors but not requiring a meeting of the full HomeAway board of directors.

Later on October 1, 2015, Company A sent representatives of Qatalyst Partners follow up due diligence questions in advance of a financial due diligence session scheduled to be held on October 2, 2015.

Between October 1, 2015 and October 5, 2015, HomeAway management continued to refine its preliminary analysis and built a set of projections based on that analysis, which we refer to as the “October 5 projections” and which are further described below under the caption “Projected Financial Information.” The October 5 projections were in draft form and were not approved by the HomeAway board of directors, but on October 5, 2015, they were shared, in draft form, with Company A, Company F and Expedia as part of their diligence and HomeAway’s market check process.

On October 2, 2015, Company F and Expedia separately sent representatives of Qatalyst Partners due diligence request lists. Also on October 2, 2015, the HomeAway management team held two separate follow up conference calls with representatives of Expedia and Company A to provide additional detailed financial due diligence.

On October 4, 2015, Company A sent representatives of Qatalyst Partners a follow up due diligence request list. Later on October 4, 2015, and again on October 6, 2015, representatives of Qatalyst Partners provided Company A, Company F and Expedia with certain follow up diligence items prepared by the HomeAway management team.

On October 7, 2015, Company A indicated to Mr. Sharples that it would not be submitting a bid and ceased its diligence efforts.

On October 8, 2015, Expedia submitted a preliminary indication of interest to acquire HomeAway at $35.00 per share in Expedia common stock or a combination of cash and Expedia common stock. The same day, Company F indicated that it would not be submitting a bid to purchase HomeAway, but proposed an alternative transaction coupled with a commercial agreement.

On October 9, 2015, the HomeAway board of directors held a special telephonic meeting. At the invitation of the board, members of HomeAway management, representatives of WSGR and representatives of Qatalyst Partners attended the meeting. Mr. Sharples and representatives of Qatalyst Partners summarized discussions with potential bidders to date; including the fact that Company A had declined to continue discussions and that Company F had declined to submit any indication of interest but had proposed an alternative transaction coupled with a commercial agreement. Representatives of Qatalyst Partners then summarized Expedia’s acquisition proposal of $35.00 per share. The HomeAway board of directors discussed the Expedia proposal and the Company F proposal at length with members of management, representatives of WSGR and representatives of Qatalyst Partners. After discussing the benefits and risks of each of the Company F and Expedia proposals, as well as HomeAway’s prospects and risks as a standalone company and the risks associated with transitioning to a new business model as a standalone company, the HomeAway board of directors instructed HomeAway management and representatives of Qatalyst Partners to continue discussions with Company F and Expedia and to seek to negotiate Expedia’s proposal by indicating to Expedia that a bid in the low $40s per share likely would prevail in the competitive process while the board continued its analysis of what would yield the greatest value for HomeAway stockholders – an alternative transaction coupled with a commercial agreement with Company F, a sale of HomeAway to Expedia, or executing HomeAway’s standalone plan and new business model, taking into account various factors, including the risks of transitioning to a new business model as a standalone company.

On October 10, 2015, representatives of Qatalyst Partners communicated HomeAway’s message regarding price to Expedia’s representatives as directed by the HomeAway board of directors.

Also on October 10, 2015, with the assistance of representatives of Qatalyst Partners and representatives of WSGR, HomeAway began its diligence of Company F’s alternative transaction coupled with a commercial agreement.

On October 12, 2015, representatives of Expedia called representatives of Qatalyst Partners and indicated that it could not meet the price expectations of the HomeAway board of directors and stated that it would withdraw from the bidding process at the price level being proposed by the HomeAway board of directors.

On October 13, 2015, the HomeAway board of directors held a special telephonic meeting. At the invitation of the board, members of HomeAway management, representatives of WSGR and representatives of Qatalyst Partners attended. The HomeAway board of directors received updates on the status of discussions with Company F and Expedia. Representatives of Qatalyst Partners discussed potential strategies to get Expedia to re-engage in the process. The board discussed whether it would be appropriate to expand its process and solicit indications of interest from additional parties. After considering the fact that HomeAway had contacted those parties that the board of directors believed would be most interested in an acquisition of HomeAway, that no prior overtures or discussions with respect to strategic investments or commercial partnerships had led to any written or other formal business terms or proposals, that two of the most likely candidates other than Expedia to acquire HomeAway, Company A and Company F, had declined to submit any proposal to do so, that management resources were fully occupied running HomeAway’s day-to-day business operations, preparing for a transition to a new business model, analyzing the proposal from Company F and possibly reengaging with Expedia, the HomeAway board of directors determined that it was not in the best interests of HomeAway’s stockholders to expand its market check process.

On October 15, 2015, representatives of Qatalyst Partners contacted an Expedia executive and discussed re-engaging in the process with an additional diligence session to enable Expedia to meet a larger group of the HomeAway executive team.

On October 15, 2015, members of HomeAway management and representatives of Qatalyst Partners met with Company F to conduct due diligence on Company F’s proposed alternative transaction and commercial agreement.

On October 16, 2015, representatives of Expedia scheduled a follow-up management meeting with HomeAway for October 19, 2015.

On October 19, 2015, HomeAway management held a conference call with representatives of Expedia. Also on October 19, 2015, representatives of Qatalyst Partners updated the HomeAway transaction committee at a telephonic meeting of the committee regarding the call representatives of Qatalyst Partners had with representatives of Expedia on October 15, 2015 and members of HomeAway management advised the transaction committee that a follow-up management meeting with representatives of Expedia had been scheduled for later that day as a result of that call.

Between October 19, 2015 and October 22, 2015, HomeAway management continued to conduct diligence on Company F’s alternative transaction coupled with a commercial agreement.

On October 21, 2015, during a conversation between Dara Khosrowshahi, Expedia’s president and chief executive officer, and Mr. Sharples, Mr. Khosrowshahi indicated that he would expect Mr. Sharples to remain employed with Expedia/HomeAway for a period of at least one year if Expedia were to acquire HomeAway. Mr. Sharples and Mr. Khosrowshahi did not discuss the terms of any such future employment, and agreed to postpone any further discussions on the topic until after a definitive transaction agreement had been signed. Later that day, Mr. Sharples reported the conversation with Mr. Khosrowshahi to Mr. Marshall, the head of HomeAway’s compensation committee of the board, and asked that the compensation committee consider accelerating Mr. Sharples’ unvested equity awards if Expedia was to complete an acquisition of HomeAway, as long as it would not put the acquisition in jeopardy. Mr. Marshall agreed to submit the matter to the compensation committee for consideration to the extent that it was consistent with Expedia’s transition plan.

On October 22, 2015, Expedia submitted a revised proposal to acquire all of HomeAway’s common stock for $36.50 per share, consisting of up to an aggregate of $1 billion in cash and the remainder in shares of Expedia common stock. Also on October 22, 2015, at a meeting of the HomeAway board of directors, Mr. Khosrowshahi discussed with the HomeAway board of directors the background and performance of Expedia’s businesses and provided an update on its integration of other recent acquisitions. The HomeAway board of directors asked numerous questions and then met in executive session to discuss Expedia’s proposal and their discussion with Mr. Khosrowshahi.

Throughout this time, at the direction of the HomeAway board of directors, representatives of WSGR and representatives of Qatalyst Partners, in each case together with members of HomeAway management, continued reverse legal and financial diligence, respectively, on Expedia, and representatives of Expedia conducted legal and financial diligence on HomeAway.

On October 24, 2015, at the instruction of the HomeAway board of directors, representatives of Qatalyst Partners contacted representatives of Expedia by telephone to discuss the details of Expedia’s revised offer, including the mix of cash and stock consideration and any financing needs that Expedia might have.

On October 25, 2015, the HomeAway board of directors held a special meeting to discuss the current proposals from Company F and Expedia. At the invitation of the HomeAway board of directors, members of HomeAway management and representatives of Qatalyst Partners and WSGR attended the special meeting. The HomeAway board of directors discussed the current terms proposed by Company F with respect to its proposal. Over the course of that discussion, the HomeAway board of directors came to the conclusion that the financial terms and governance restrictions proposed by Company F in connection with its alternative transaction and commercial agreement would not be beneficial to HomeAway’s stockholders and would have to be significantly revised. The HomeAway board of directors instructed management to continue to negotiate for more favorable terms with Company F. Representatives of Qatalyst Partners then reported on their phone conversation with representatives of Expedia from the night before. The HomeAway board of directors discussed Expedia’s proposal and discussed strategies for increasing the price that Expedia was offering. The HomeAway board of directors also discussed the ongoing risks HomeAway faced as a standalone company and the risks associated with its transition to a new business model. The HomeAway board of directors instructed Mr. Sharples to counter Expedia’s proposal at $39 per share and the meeting was then adjourned.

Later on October 25, 2015, at the instruction of the HomeAway board of directors, Mr. Sharples countered Expedia’s offer of $36.50 per share at $39.00 per share. Mr. Khosrowshahi said that he would consider and discuss the counterproposal with Expedia’s management and members of Expedia’s executive committee and thereafter respond to Mr. Sharples’ counterproposal.

On October 26, 2015, Mr. Khosrowshahi called Mr. Sharples and offered $38.25 per share, consisting of up to an aggregate $1 billion in cash with the remainder in Expedia common stock at a fixed exchange ratio to be determined. Mr. Sharples reported the offer to the HomeAway board of directors and later on October 26, 2015, at the instruction of the HomeAway board of directors, representatives of Qatalyst Partners called representatives of Expedia to discuss Expedia’s revised offer. Representatives of Qatalyst Partners asked whether Expedia would increase the aggregate amount of cash in the offer and to consider offering downside protection on the stock portion of the offer. Representatives of Expedia replied that Expedia would offer an aggregate $1 billion in cash, rather than up to an aggregate of $1 billion in cash, that it would not offer any downside protection on the stock portion of the offer and that its offer was best and final. Later in the day on October 26, 2015, representatives of Qatalyst Partners reviewed Expedia’s offer with the HomeAway board of directors.

Between October 26, 2015 and the next meeting of the HomeAway board of directors on October 27, 2015, at the instruction of the HomeAway board of directors, representatives of Qatalyst Partners contacted Company A and inquired whether it would submit a proposal to acquire HomeAway and Mr. Sharples contacted Company F and inquired whether it would submit a proposal to acquire HomeAway. Neither Company A nor Company F submitted such a proposal.

On October 27, 2015, the HomeAway board of directors met to discuss Expedia’s best and final offer. At the invitation of the HomeAway board of directors, members of HomeAway management, representatives of Qatalyst Partners and representatives of WSGR attended the special meeting. The HomeAway board of directors discussed whether any of the previous companies that had been contacted would be likely to submit a bid to acquire HomeAway and determined that it was not likely. The HomeAway board of directors asked whether Company F had revised its proposal for an alternative transaction coupled with a commercial agreement and was advised that it had not done so and that Company F indicated it was not likely to make any significant changes to its existing proposal. As a result, the HomeAway board of directors instructed management to terminate discussions with Company F. Discussion among the members of the HomeAway board of directors, representatives of WSGR and representatives of Qatalyst Partners regarding Expedia’s revised offer ensued. As part of the HomeAway board of directors’ analysis of Expedia’s revised proposal, members of management presented the October 5 projections of HomeAway’s revised revenue model. After lengthy discussion, the HomeAway board of directors determined that management’s projections still did not adequately address the risks that the board of directors had identified with respect to a transition to a new business model. The HomeAway board of directors instructed management to refine the projections taking into account, at a minimum, the following risks:

•	risks of supplier disruption similar or worse to supplier disruptions associated with previous business model and platform migrations;

•	market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly;

•	search engine optimization, or “SEO,” risks;

•	the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment; and

•	the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in.

The HomeAway board of directors instructed WSGR to provide Expedia’s representatives with a draft definitive transaction agreement in contemplation of a potential business combination transaction and instructed management and representatives of Qatalyst Partners to negotiate the terms of the exchange ratio that would be applied to the stock portion of Expedia’s offer.

Later on October 27, 2015, representatives of Expedia expressed that it would require exclusivity in order to continue due diligence and negotiations.

On the evening of October 27, 2015 (Pacific time), at the instruction of the HomeAway board of directors, representatives of WSGR sent a proposed transaction agreement to representatives of Expedia’s outside counsel at Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”).

On October 28, 2015, the transaction committee approved entering into a brief exclusivity period with Expedia in order to complete negotiations. A final version of an exclusivity letter was then circulated to the transaction committee copying the full HomeAway board of directors and in the afternoon of October 28, 2015, HomeAway entered into an exclusivity agreement with Expedia providing for exclusivity through November 4, 2015.

Between October 28, 2015 and October 30, 2015, at the instruction of the HomeAway board of directors, HomeAway management and representatives of WSGR negotiated the terms of the proposed transaction agreement with representatives of Wachtell Lipton and Expedia, and, together with members of HomeAway management, representatives of WSGR and representatives of Qatalyst Partners continued to conduct reverse legal and financial due diligence on Expedia, respectively, while Expedia and its financial and legal advisors continued their diligence on HomeAway.

On October 30, 2015, members of Expedia management, along with representatives of Wachtell Lipton, held a conference call with members of HomeAway management and representatives of WSGR regarding Expedia’s due diligence of HomeAway. Diligence generally continued throughout the negotiation period.

On October 30, 2015, the HomeAway board of directors held a special meeting. At the invitation of the board, members of HomeAway management, representatives of Qatalyst Partners and representatives of WSGR attended the meeting. The HomeAway board of directors received an update on the status of negotiations with Expedia and unanimously ratified the exclusivity agreement that the transaction committee had approved and that HomeAway had entered into. Representatives of WSGR and representatives of Qatalyst Partners, in each case together with members of HomeAway management, reported on the status of reverse legal and financial due diligence, respectively, on Expedia.

Later on October 30, 2015, in anticipation of a meeting of the HomeAway board of directors scheduled for October 31, 2015, HomeAway management distributed revised projections to the HomeAway board of directors that addressed several of the risks and concerns that the HomeAway board of directors had raised at the October 27, 2015 meeting, which we refer to as the “October 30 projections.” These revised projections are discussed in greater detail below under the caption “Projected Financial Information.” After a lengthy discussion of the October 30 projections and the risks that HomeAway faced as a standalone company, including with respect to its implementation of a new business model and all the risks and challenges related thereto, the HomeAway board of directors approved the October 30 projections. The HomeAway board of directors then analyzed the value of the Expedia offer as it compared to HomeAway’s prospects as a standalone company, taking the October 30 projections into account. Representatives of WSGR reviewed with the HomeAway board of directors their fiduciary duties and presented a summary of key terms in the proposed transaction agreement and the status of negotiations with representatives of Wachtell Lipton and Expedia. The HomeAway board of directors gave HomeAway management and WSGR guidance with respect to the key terms of the proposed transaction agreement and instructed HomeAway management and WSGR to continue to negotiate the terms of the proposed transaction agreement in a manner consistent with such guidance.

Also on October 30, 2015, Mr. Sharples spoke to Mr. Khosrowshahi and informed him that the HomeAway compensation committee was considering accelerating Mr. Sharples’ unvested equity awards in connection with Expedia’s proposed acquisition of HomeAway. Mr. Marshall subsequently called Mr. Khosrowshahi and explained that the compensation committee would be considering accelerating Mr. Sharples’ unvested equity awards in light of Mr. Sharples’ significant contributions to HomeAway over the course of many years and the fact that such acceleration would not be unusual for a founding president and chief executive officer in the context of a change-of-control transaction. Mr. Marshall also stated that the compensation committee would not accelerate Mr. Sharples’ unvested equity awards if it would negatively impact Expedia’s transition plan or Expedia’s offer to acquire HomeAway. Mr. Khosrowshahi responded that Expedia would not object to accelerating Mr. Sharples’ unvested equity awards, and it would not affect the proposed transaction in any manner.

From October 31, 2015 through November 2, 2015, HomeAway management and representatives of WSGR negotiated the terms of the proposed transaction agreement with Expedia management and representatives of Wachtell Lipton, while HomeAway management and representatives of Qatalyst Partners discussed and negotiated with Expedia management the exchange ratio that would apply to the stock portion and the exact cash amount per share of Expedia’s offer.

On November 2, 2015, representatives of Qatalyst Partners sent the October 30 projections to Expedia, which are described in greater detail below. Also on November 2, 2015, members of Expedia management, along with representatives of Wachtell Lipton, held a conference call with members of HomeAway management and representatives of WSGR regarding Expedia’s due diligence of HomeAway. The parties continued to conduct due diligence on each other throughout the negotiation period.

On November 3, 2015, the HomeAway board of directors held a special meeting. At the invitation of the board, members of HomeAway management and representatives of Qatalyst Partners and WSGR attended the meeting. Representatives of WSGR again presented on the fiduciary obligations of the HomeAway board of directors in connection with a potential sale of the company. Representatives of WSGR also presented all of the material terms of, including open issues in, the draft transaction agreement. The HomeAway board of directors asked questions and discussion ensued. Representatives of Qatalyst Partners reviewed its preliminary analysis of the consideration offered by Expedia from a financial point of view with the HomeAway board of directors. The HomeAway board of directors discussed Qatalyst Partners’ preliminary analysis and HomeAway’s prospects as a standalone company, including in the context of the October 30 projections that the HomeAway board of directors had approved on October 31, 2015. Representatives of WSGR and representatives of Qatalyst Partners, in each case together with members of HomeAway management, also presented to the board the results of their legal and financial due diligence, respectively, on Expedia. Representatives of Qatalyst Partners reported that Expedia confirmed again that its offer of $38.25 per share of HomeAway common stock was best and final. The HomeAway board of directors asked questions and discussion ensued. Once the HomeAway board of directors was satisfied that all of its questions had been answered, it gave HomeAway management, representatives of Qatalyst Partners and representatives of WSGR guidance with respect to the open issues in the draft transaction agreement and the exchange ratio that would be applied to the stock portion of Expedia’s offer and instructed them to negotiate the final transaction agreement and exchange ratio in a manner consistent with such guidance. The HomeAway board of directors then adjourned the meeting to allow a meeting of HomeAway’s compensation committee to take place. Members of management left the meeting and the HomeAway compensation committee met to discuss the employment compensation, severance and other employee benefit arrangements that were being considered in connection with a potential sale to Expedia, as well as the treatment of employee equity awards contemplated by the proposed transaction agreement.

Later on November 3, 2015, members of HomeAway management, along with representatives of WSGR and Qatalyst Partners, held a conference call with members of Expedia management regarding the reverse legal and financial due diligence, respectively, of Expedia.

In the evening of November 3, 2015, based on the instructions of the HomeAway board of directors, HomeAway management and representatives of Qatalyst Partners negotiated the final offer consideration comprised of an exchange ratio of 0.2065 of a share of Expedia common stock and a cash amount of $10.15 per HomeAway share.

Through the evening of November 3, 2015 and throughout the night into the morning of November 4, 2015, within the parameters provided by the HomeAway board of directors, HomeAway management and representatives of WSGR negotiated the final transaction agreement with Expedia management and representatives of Wachtell Lipton. Following these negotiations, during the morning of November 4, 2014, representatives of WSGR circulated the final form of the definitive transaction agreement to the HomeAway board of directors.

In the afternoon of November 4, 2015, the HomeAway board of directors began a special meeting. At the invitation of the board, members of HomeAway management, representatives of Qatalyst Partners and representatives of WSGR attended the meeting. Representatives of WSGR presented the terms of the final form of the transaction agreement, all of which were within the parameters provided by the HomeAway board of directors at prior meetings. Representatives of Qatalyst Partners presented its financial analyses of the consideration to be received by HomeAway’s stockholders pursuant to the final form of the transaction agreement, and the final financial terms of Expedia’s offer, including Expedia’s proposed $10.15 in cash and 0.2065 of a share of Expedia common stock per share of HomeAway common stock. The HomeAway board of directors discussed that, using the closing price of Expedia’s common stock on November 3, 2015, the last trading day before the current HomeAway board of directors’ meeting, Expedia’s offer represented an imputed value of $38.31 per share of HomeAway common stock. Representatives of WSGR reviewed the board’s fiduciary obligations in connection with a sale of HomeAway. The HomeAway board of directors asked questions and discussions ensued. The HomeAway board of directors then temporarily adjourned to allow the HomeAway compensation committee to meet. The HomeAway compensation committee discussed and then approved the employment compensation, severance and other employee benefit arrangements contemplated as part of the sale of HomeAway to Expedia, including the treatment of employee equity awards in the final form of the transaction agreement. The HomeAway board of directors then reconvened. The HomeAway compensation committee summarized for the full board the employment compensation, severance and other employee benefit arrangements that it had approved, including the treatment of employee equity awards in the final form of the transaction agreement, which the full board subsequently ratified and approved. Representatives of Qatalyst Partners then delivered to the HomeAway board of directors Qatalyst Partners’ oral opinion, subsequently confirmed in writing by delivery of a written opinion dated November 4, 2015, that, as of that date and based upon and subject to the various factors, assumptions, considerations, limitations and other matters set forth in its written opinion, the consideration to be received by holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the final form of the transaction agreement was fair, from a financial point of view, to such holders. For more information about Qatalyst Partners’ opinion, see the caption “—Opinion of Qatalyst Partners LP, HomeAway’s Financial Advisor.” After discussing the potential reasons for and against entering into a business combination transaction with Expedia, which are set forth in further detail below under the caption “—HomeAway’s Reasons for the Offer and the Mergers” and above under the caption “—Recommendation of the Board,” the HomeAway board of directors concluded that Expedia’s offer yielded greater value for HomeAway’s stockholders than either any other proposal HomeAway had received, or was likely to receive, or executing HomeAway’s strategic plan as a standalone company.

The HomeAway board of directors then unanimously (i) determined that the terms of the transaction agreement and the transactions contemplated thereby are fair to, and in the best interests of, HomeAway and its stockholders, (ii) determined that it is in the best interests of HomeAway and its stockholders and declared it advisable to enter into the transaction agreement, (iii) approved the execution and delivery by HomeAway of the transaction agreement, the performance by HomeAway of its covenants and agreements contained therein and the consummation of the offer, the mergers and the other transactions in the transaction agreement upon the terms and subject to the conditions contained therein and (iv) resolved to recommend that the stockholders of HomeAway accept the offer and tender their shares of HomeAway common stock to Expedia’s acquisition subsidiary, the Offeror, pursuant to the offer.

Immediately following the close of markets in the United States on November 4, 2015, HomeAway and Expedia signed the transaction agreement and announced the transaction.

HomeAway’s Reasons for the Offer and the Mergers

In evaluating the transaction agreement and the transactions contemplated by the transaction agreement, including the offer and the mergers, the HomeAway board of directors consulted with members of HomeAway’s senior management, as well as representatives of Qatalyst Partners and WSGR. In the course of reaching its determination that the offer and the mergers are in the best interests of HomeAway stockholders, and its recommendation that HomeAway stockholders accept the offer and tender their HomeAway shares into the offer, the HomeAway board of directors considered numerous factors, including the following material factors and benefits of the offer and the mergers, each of which the HomeAway board of directors believed supported its unanimous determination and recommendation:

•	Per Share Consideration. The HomeAway board of directors considered:

•	the fact that the per share consideration for HomeAway shares of $10.15 in cash and 0.2065 of a share of Expedia common stock, which, based on the closing trading price of Expedia common stock on November 3, 2015, the last trading day before the date of the transaction agreement, amounted to a value of $38.31 per share (the “value per share”), and represented a 21% premium to the closing trading price of HomeAway shares on November 3, 2015 and a 41% premium to the average closing trading price of HomeAway shares over the thirty trading days ending on and including November 3, 2015; and

•	the HomeAway board of directors’ belief that it had obtained Expedia’s best and final offer, and that such value per share represented the highest per share consideration reasonably obtainable.

•	Business and Financial Condition of HomeAway; Challenges in a Highly Competitive Environment, Future Success and Stockholder Value, Combined Resources, Complementary Products and Partnership with Expedia. The HomeAway board of directors considered the current and historical financial condition, results of operations, business, competitive position and prospects of HomeAway. Additionally, the HomeAway board of directors also considered a number of other factors, including:

•	Challenges in a Highly Competitive Environment. The HomeAway board of directors considered a number of the business challenges that HomeAway was facing, including the need to increase traffic to its sites to support growing suppliers, increased competition for both supply and demand and inefficiencies in HomeAway’s growth rate of conversion of traffic into revenue;

•	In response to those challenges the HomeAway board of directors analyzed a transition to a combined subscription and transaction-based revenue model and the risks associated with such a transition, including risks of supplier disruption similar or worse to disruptions associated with previous business model and platform migrations; market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly; search engine optimization, or “SEO,” risks; the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment; and the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in;

•	Future Success and Stockholder Value. The HomeAway board of directors considered financial projections and impact on stockholder value based both on preliminary analysis of the transition to a combined subscription and transaction-based revenue model and refined analysis and financial projections taking into account the execution and other risks associated with the proposed transition to a new business model;

•	Combined Resources. The HomeAway board of directors believed that the transaction would provide HomeAway with additional resources to create a technology platform that comprehensively connects global travelers with owners and managers of properties, and enhance HomeAway’s transition to this new business model by permitting HomeAway to leverage Expedia’s resources, experience and knowledge in a transaction-based revenue model;

•	Complementary Products. The HomeAway board of directors considered the complementary nature of the products and development capabilities of HomeAway and Expedia to enable the combined company to compete more effectively in current and prospective markets by offering greater breadth and depth in its travel services, an enhanced ability to develop new product offerings and the potential to build and deliver a broader offering of travel services across domestic and international markets;

•	Strong Partnership. In the view of the HomeAway board of directors, Expedia has an excellent management team and is a global leader in online travel; and

•	Future Success. Given the stock component of the consideration payable to HomeAway stockholders, HomeAway stockholders will continue to be able to meaningfully participate in HomeAway’s, as well as Expedia’s, future success, including as a part of a combined company that will be more diversified than HomeAway on a standalone basis.

•

Strategic Alternatives Process. The HomeAway board of directors’ belief that the value offered to HomeAway stockholders in the offer, the mergers and the other transactions contemplated by the transaction agreement were more favorable to HomeAway stockholders than the potential value of remaining an independent public company and that the value per share obtained was the highest per share consideration that was reasonably attainable. This belief was supported in part by the results of the HomeAway board of directors’ strategic alternatives process through which the parties that were believed to be the most able and willing to pay the highest price for HomeAway were solicited.

•	Qatalyst Partners’ Opinion. The HomeAway board of directors considered Qatalyst Partners’ oral opinion, subsequently confirmed in writing, to the HomeAway board of directors to the effect that, subject to the various limitations, qualifications and assumptions set forth in its written opinion, the consideration to be received by holders of HomeAway common stock (other than Expedia or any affiliate of Expedia) pursuant to the transaction agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Qatalyst Partners LP, HomeAway’s Financial Advisor.” The HomeAway board of directors was aware that Qatalyst Partners became entitled to certain fees upon rendering of its opinion and will become entitled to additional fees upon consummation of the mergers, as more fully described below under the caption “—Opinion of Qatalyst Partners LP, HomeAway’s Financial Advisor.”

•	Certainty of Value and Liquidity; Potential Participation in Growth. The HomeAway board of directors considered the form of the consideration payable to HomeAway stockholders. The cash component of the consideration will offer HomeAway stockholders certainty as to value and liquidity, while the stock component of the consideration will potentially offer “tax-free” treatment to the receipt of shares of Expedia common stock, as well as the ability to participate in the future growth of Expedia and HomeAway as a combined company.

•	Likelihood of Completion; Certainty of Payment. The HomeAway board of directors considered its belief that the offer and the mergers will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the offer or the mergers;

•	the fact that Offeror’s obligations to purchase (and Expedia’s obligation to cause Offeror to purchase) HomeAway shares in the offer and to close the mergers are subject to limited conditions;

•	the reputation and financial condition of Expedia; and

•	HomeAway’s ability to request the Delaware Court of Chancery to specifically enforce the transaction agreement, including the consummation of the offer and the mergers.

•	Other Terms of the Transaction Agreement. The HomeAway board of directors considered other terms of the transaction agreement, which are more fully described in the prospectus/offer to exchange under the caption “Transaction Agreement.” Certain provisions of the transaction agreement that the HomeAway board of directors considered important included:

•	Tender Offer Structure. The HomeAway board of directors considered the fact that the offer followed by the mergers for the same cash and stock consideration would likely enable HomeAway stockholders the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction;

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The transaction agreement permits the HomeAway board of directors, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances (see the prospectus/offer to exchange under the caption “Transaction Agreement—No Solicitation of Other Offers by HomeAway”);

•	Change of Recommendation. Under certain circumstances, the HomeAway board of directors has the right to change or withdraw its recommendation to HomeAway stockholders (see the prospectus/offer to exchange under the caption “Transaction Agreement—No Solicitation of Other Offers by HomeAway”);

•	Fiduciary Termination Right. The HomeAway board of directors may terminate the transaction agreement to accept a superior proposal, if certain conditions are met, subject to the payment of a

$138,000,000 termination fee to Expedia (see the prospectus/offer to exchange under the caption “Transaction Agreement—Termination of the Transaction Agreement—Termination by HomeAway”); and

•	Extension of Offer Period. The fact that, unless any extension would go beyond 6 months from the date of the transaction agreement or the transaction agreement is otherwise terminated, the Offeror must extend the offer for one or more periods until the offer conditions have been satisfied.

•	Appraisal Rights. The HomeAway board of directors considered the availability of statutory appraisal rights under Delaware law in connection with the first merger for HomeAway stockholders.

In reaching its determinations and recommendations described above, the HomeAway board of directors also considered the following potentially negative factors:

•	Non-Solicitation Covenant. The HomeAway board of directors considered that the transaction agreement imposes restrictions on soliciting competing acquisition proposals from third parties.

•	Termination Fee. The HomeAway board of directors considered the fact that HomeAway must pay Expedia a termination fee of $138,000,000 in cash if the transaction agreement is terminated under certain limited circumstances.

•	Interim Operating Covenants. The HomeAway board of directors considered that the transaction agreement imposes restrictions on the conduct of HomeAway’s business prior to the consummation of the first merger (see the prospectus/offer to exchange under the caption “Transaction Agreement—Conduct of Business Before Completion of the Mergers—Restrictions on HomeAway’s Operations”).

•	Risks the Offer and the Mergers May Not Be Completed. The HomeAway board of directors considered the risk that the conditions to the offer may not be satisfied and that, therefore, HomeAway shares may not be purchased pursuant to the offer and the mergers may not be consummated. The HomeAway board of directors also considered the risks and costs to HomeAway if the offer and the mergers are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business relationships and the potential effect on the trading price of the HomeAway shares.

•	Interests of Directors and Executive Officers. The HomeAway board of directors considered the potential conflict of interest created by the fact that HomeAway’s executive officers and directors have financial interests in the transactions contemplated by the transaction agreement, including the offer and the mergers, as more fully described in the prospectus/offer to exchange under the caption “The Offer—Interests of Certain Persons in the Offer and the Mergers.”

•	Regulatory Approval. The HomeAway board of directors considered the regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States, the German Act against Restraint of Competition in Germany, and the Competition and Consumer Act of 2010 in Australia, that would be required to consummate the offer and the mergers, as well as the likelihood of receiving such approvals.

The foregoing discussion of the factors considered by the HomeAway board of directors is intended to be a summary, and is not intended to be exhaustive, but rather includes the material factors considered by the HomeAway board of directors. After considering these factors, the HomeAway board of directors concluded that the positive factors relating to the transaction agreement and the transactions contemplated by the transaction agreement, including the offer and the mergers, substantially outweighed the potential negative factors. The HomeAway board of directors collectively reached the unanimous conclusion to approve the transaction agreement and the related transactions, including the offer and the mergers, in light of the various factors described above and other factors that the members of the HomeAway board of directors believed were appropriate. In view of the wide variety of factors considered by the HomeAway board of directors in connection with its evaluation of the transaction agreement and the transactions contemplated by the transaction agreement, including the offer and the mergers, and the complexity of these matters, the HomeAway board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the HomeAway board of directors made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

To HomeAway’s knowledge, after making reasonable inquiry, all of HomeAway’s executive officers and directors currently intend to validly tender or cause to be validly tendered pursuant to the offer all HomeAway shares held of record or beneficially owned by such persons immediately prior to the expiration of the offer, as it may be extended (other than HomeAway shares for which such holder does not have discretionary authority). The foregoing does not include any HomeAway shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Projected Financial Information

HomeAway does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. In connection with its strategic planning process, HomeAway’s management prepared financial projections in the third fiscal quarter of 2015 that reflected HomeAway’s then-current business model, which we refer to as the “August 20 projections.” The August 20 projections were prepared to demonstrate the expected performance of the Company under our then-current business model in comparison to the proposed new business model. In addition, in connection with its due diligence process and evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement, as described in this Schedule 14D-9, HomeAway’s management prepared financial projections in the third fiscal quarter of 2015 that reflected HomeAway’s proposed new business model, which were shared with Company A, Company F and Expedia on October 5, 2015, which we refer to as the “October 5 projections.” The August 20 projections and the October 5 projections were presented to and reviewed, but never approved, by the HomeAway board of directors.

When the HomeAway board of directors reviewed the October 5 projections they identified a number of risks that were not adequately reflected in the projections, including the following:

•	risks of supplier disruption similar or worse to supplier disruptions associated with previous business model and platform migrations;

•	market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly;

•	search engine optimization, or “SEO,” risks;

•	the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment; and

•	the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in.

In order to address to concerns of the HomeAway board of directors, HomeAway management made a number of adjustments to the assumptions underlying the October 5 projections, including with respect to the following categories and line items:

•	lowering the renewal rate for subscription customers in fiscal year 2016;

•	increasing the negative impact to conversion based on implementation of the traveler fee in fiscal year 2016;

•	annual visits growth deceleration (due primarily to SEO reduction) in fiscal years 2016, 2017 and 2018;

•	increased marketing spend as a percentage of revenue in fiscal years 2016, 2017 and 2018;

•	Adjusted EBITDA cushion in fiscal years 2016, 2017 and 2018; and

•	appropriate adjustments to the extrapolated 2019 and 2020 projections resulting from the above factors.

As a result of these adjustments, HomeAway management presented new projections to the HomeAway board of directors on October 30, 2015, which we refer to as the “October 30 projections.” The October 30 projections were approved by the HomeAway board of directors on October 31, 2015 and then provided to Qatalyst Partners for its use in the analysis performed in connection with the opinion that the HomeAway board of directors received from Qatalyst Partners on November 4, 2015.

We refer to the August 20 projections, the October 5 projections and the October 30 projections together as the “projections.” The October 5 projections and the October 30 projections were provided to the HomeAway board of directors, Qatalyst Partners and, to the extent indicated in more detail below, Expedia in the solicitation process during the evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement. To give our stockholders access to certain nonpublic information that was available to our board of directors at the time of the evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement, we have included the projections below.

The projections were developed from our historical financial statements and a series of our management’s independent assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the offer, the mergers or the other transactions contemplated by the transaction agreement or any other effects of the offer, the mergers and the other transactions contemplated by the transaction agreement.

The projections summarized below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the HomeAway board of directors, Qatalyst Partners, any of their affiliates, or any other recipient of this information (including Expedia) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined, compiled nor performed any procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

The PricewaterhouseCoopers LLP report included in our most recent Annual Report on Form 10-K relates to HomeAway’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so. None of Expedia, the Offeror, HomeAway, Qatalyst Partners, any

affiliates of the foregoing or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of Expedia, the Offeror, HomeAway, Qatalyst Partners, or any affiliates of the foregoing intends to, and each such person disclaims any obligations to, update, revise or correct the projections if they are or become inaccurate (in the long term or the short term).

Our future financial results may materially differ from those expressed in the projections due to numerous factors, including many that are beyond our or anyone else’s ability to control or predict. No one can assure you that any of the projections will be realized or that our future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. The projections should not be utilized as public guidance and will not be provided in the ordinary course of business in the future.

Furthermore, while presented with numerical specificity, the projections necessarily are based on numerous assumptions, many of which are beyond anyone’s control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to our business model for which there is no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The projections do not take into account any circumstances or events occurring after the date they were prepared, including the November 4, 2015 announcement of the offer and the mergers or subsequent integration planning activities. In addition, the projections do not take into account the effect of any failure of the offer, the mergers and the other transactions contemplated by the transaction agreement to occur and should not be viewed as accurate or continuing in that context.

HomeAway management estimated financial projections through the end of fiscal year 2018 for the August 20 projections and calendar year 2020 for the October 5 projections and the October 30 projections in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such projections were prepared. The projections cover multiple years, and such information by its nature becomes less reliable with each successive year.

The inclusion of the summary of the projections below should not be deemed an admission or representation by HomeAway, Expedia, the Offeror, Qatalyst Partners, or any of their affiliates with respect to such projections or that such projections are or were viewed by any such person as material information regarding HomeAway, and in fact we view such projections as non-material because of the inherent risks and uncertainties associated with such projections. The projections are not being included in this document to influence your decision whether to tender your HomeAway shares in the offer, but because such projections, or portions of these projections, were provided to our board of directors, our financial advisor and Expedia.

The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding HomeAway contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their HomeAway shares in the offer.

The prospective financial information included in this Schedule 14D-9 has been prepared by, and is the responsibility of, HomeAway’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in our most recent Annual Report on Form 10-K relates to HomeAway’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so.

The following table presents selected unaudited prospective financial data for the August 20 projections:

	Year Ending December 31,
	FY2016E	FY2017E	FY2018E
Revenue (in millions)	$580.2	$687.3	$769.8
Adjusted EBITDA (in millions)	150.8	204.5	238.0

The following table presents selected unaudited prospective financial data for the October 5 projections:

	Q4 CY2015E	Year Ending December 31,
		2016E		2017E		2018E		2019E	2020E
Revenue (in millions)	$128	$670	*	$907	*	$1,089	*	$1,280	$1,472
Adjusted EBITDA (in millions)	32	165	*	275	*	336	*	394	453
Unlevered Free Cash Flow (in millions)	25	150		188		285		324	365

The following table presents selected unaudited prospective financial data for the October 30 projections:

	Q4 CY2015E		Year Ending December 31,
			2016E		2017E		2018E		2019E	2020E
Revenue (in millions)	$128	*	$624	*	$782	*	$921	*	$1,059	$1,186
Adjusted EBITDA (in millions)	32	*	154	*	211	*	250	*	288	322
Unlevered Free Cash Flow (in millions)	31		128		136		214		247	277

*	Unaudited prospective financial data provided to Expedia.

We define “Adjusted EBITDA” as net income (loss) attributable to HomeAway plus depreciation, amortization of intangible assets; stock-based compensation expense; interest expense (income); other expense (income), net; income tax expense (benefit); and impact of noncontrolling interests.

We define “Unlevered Free Cash Flow” as Adjusted EBITDA less capital expenditure, unlevered cash taxes and investment in working capital.

As noted above, the projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond anyone’s control.

Adjusted EBITDA and Unlevered Free Cash Flow should not be reviewed in isolation. You should consider them in addition to, and not as substitutes for, measures of our financial performance reported in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies and because other companies may not calculate such measures in the same manner as we do. Adjusted EBITDA has limitations as analytical tools. In addition, none of these measures reflect future requirements for contractual obligations.

Further limitations of Adjusted EBITDA include:

•	this measure does not reflect changes in working capital;

•	this measure does not reflect interest income or interest expense; and

•	this measure does not reflect cash requirements for income taxes.

Expedia does not as a matter of course issue public outlook or other projections as to future performance or earnings due to, among other reasons, the unpredictability and subjectivity of the underlying assumptions and estimates as well as the high likelihood that actual results will vary from any such estimates. As a result, Expedia does not endorse any forward-looking financial information as a reliable indication of future results.

Expedia provided a high-level, preliminary outlook prepared by Expedia management that included limited unaudited prospective financial information to Qatalyst Partners, which representatives of Qatalyst Partners made available to the HomeAway board of directors on November 3, 2015.

The pro forma summation of the limited standalone unaudited prospective financial information for Expedia and HomeAway set forth below does not include or take into account any potential synergies, integration costs attributable to the consummation of the proposed transaction or other adjustments. In addition, the pro forma summation does not take into account the impact of purchase accounting rules, which may significantly limit the recognition of HomeAway’s deferred revenue by Expedia following closing. Specifically, the pro forma summation of the standalone unaudited financial information was calculated only by summing the limited unaudited standalone prospective financial information for each of Expedia and HomeAway, using the October 30 projections, to arrive at a pro forma unaudited outlook for the combined company and no other adjustments, calculations, analyses, assumptions or otherwise were made with respect to such information.

The pro forma summation of the limited standalone unaudited prospective financial information is included in this document solely because it was among the financial information made available to the HomeAway board of directors in connection with HomeAway’s due diligence of Expedia and the HomeAway board of directors’ consideration of the offer and the mergers. References to “preliminary outlook” below are references to Expedia’s high-level, preliminary outlook and/or such pro forma summation, as applicable.

The preliminary outlook was not reviewed or approved by the Expedia board of directors, and is not the result of any formal internal review or process. Moreover, the preliminary outlook was based on estimates and assumptions made by Expedia management prior to the completion of Expedia’s 2016 annual financial planning process and the Expedia board approved financial plans which result from that process. As such, the preliminary outlook may vary significantly from subsequent forecasts, financial plans, guidance and/or actual results due to a number of factors including (but not limited to) changes in the underlying business trends in each of Expedia’s business units, changes that may be required due to the annual budgeting process, incremental investments or returns associated with new or ongoing initiatives, changes in estimates related to anticipated benefits or costs associated with the integration of prior acquisitions and in each case the timing of such investments, returns, benefits or costs.

Additionally, Expedia’s future financial results may also materially differ from those expressed in the preliminary outlook due to numerous factors that are beyond Expedia’s or anyone else’s ability to control or predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Expedia’s business, including with respect to future business initiatives. The assumptions underlying the preliminary outlook may not prove to have been, or may no longer be, accurate.

Expedia management estimated the prospective financial information in the preliminary outlook in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the preliminary outlook has not been updated to reflect revised prospects for Expedia’s business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such outlook was prepared.

Specifically, the preliminary outlook does not take into account any circumstances or events occurring after November 1, 2015, the date it was prepared, and specifically does not include any financial consequences resulting from the November 4, 2015 announcement of the offer and the mergers or subsequent integration planning activities to follow. Additionally, the preliminary outlook does not give effect to any other changes that may result from the offer, the mergers or the other transactions contemplated by the transaction agreement.

The preliminary outlook covers multiple years, and such information by its nature becomes less reliable with each successive year. The preliminary outlook should not be utilized as public guidance and will not be updated by Expedia nor provided in the ordinary course of business in the future.

No one can assure you that any of the prospective financial information contained in the preliminary outlook will be realized or that Expedia’s future financial results will not materially vary from the preliminary outlook.

The preliminary outlook summarized below was not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP.

The inclusion of the preliminary outlook summarized below in this document should not be regarded as an indication that Expedia, the Expedia board of directors, HomeAway, the HomeAway board of directors and its financial advisor, any affiliate of any of the foregoing, or any other recipient of this information, considered, or now considers, such preliminary outlook to be a reliable prediction of future results or any actual future events.

The Expedia prospective financial information included as part of the preliminary outlook in this document has been prepared by, and is the responsibility of, Expedia management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report incorporated by reference into this document relates to Expedia’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

None of Expedia, the Offeror, HomeAway, Qatalyst Partners, any affiliates of the foregoing or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the preliminary outlook described below. None of Expedia, the Offeror, HomeAway, Qatalyst Partners, or any affiliates of the foregoing intends to, and each such person disclaims any obligations to, update, revise or correct such preliminary outlook if it is or becomes inaccurate (in the long term or the short term).

The inclusion of the summary of the preliminary outlook below should not be deemed an admission or representation by Expedia, the Offeror, HomeAway, Qatalyst Partners, or any of their affiliates with respect to such information or that such information is or was viewed by any such person as material information regarding Expedia, and in fact Expedia views such information as non-material because such information is based on preliminary assessments of future performance and involves inherent risks and uncertainties. The preliminary outlook is not being included in this document to influence your decision whether to tender your HomeAway shares in the offer, but because such information was provided to HomeAway’s board of directors and HomeAway’s financial advisor.

The information from the preliminary outlook should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Expedia contained in Expedia’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the preliminary outlook, stockholders are cautioned not to place undue, if any, reliance on the preliminary outlook included in this document, including in making a decision as to whether to tender their HomeAway shares in the offer.

The following table presents a pro forma summation of the limited standalone unaudited prospective financial information for Expedia and HomeAway (utilizing the HomeAway October 30 projections) (excluding any synergies, integration costs and the impact of purchase accounting rules which may significantly limit the recognition of HomeAway’s deferred revenue by Expedia following closing) presented to the HomeAway board of directors on November 3, 2015:

	Year Ending December 31,
	2016E	2017E	2018E
Revenue (in millions)	$8,942	$10,341	$11,801
Adjusted EBITDA (in millions)	$1,685	$2,084	$2,384

Expedia defines “Adjusted EBITDA” as operating income / (loss) plus: (1) stock-based compensation expense, including compensation expense related to certain subsidiary equity plans; (2) acquisition-related impacts, including (i) amortization of intangible assets and goodwill and intangible asset impairment, (ii) gains (losses) recognized on changes in the value of contingent consideration arrangements; and (iii) upfront consideration paid to settle employee compensation plans of the acquiree; (3) certain infrequently occurring items, including restructuring; (4) items included in Legal reserves, occupancy tax and other, which includes reserves for potential settlement of issues related to transactional taxes (e.g. hotel and excise taxes), related to court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings; (5) gains (losses) realized on revenue hedging activities that are included in other, net; and (6) depreciation.

Adjusted EBITDA, as referenced above, may be considered a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the above unaudited prospective financial information may not be comparable to similarly titled amounts used by other companies or persons.

Opinion of Qatalyst Partners LP, HomeAway’s Financial Advisor

HomeAway retained Qatalyst Partners to act as financial advisor to the HomeAway board of directors in connection with a potential transaction such as the offer and the mergers and to evaluate whether the transaction consideration to be received by the holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the transaction agreement was fair, from a financial point of view, to such holders. HomeAway selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of HomeAway and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of the Qatalyst Partners’ opinion in this Schedule 14D-9. At the meeting of the HomeAway board of directors on November 4, 2015, Qatalyst Partners rendered its oral opinion, that, as of such date and based upon and subject to the various considerations, limitations and other matters set forth therein, the transaction consideration to be received by the holders of HomeAway common stock (other than Expedia or any affiliate of Expedia) pursuant to the transaction agreement was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated November 4, 2015, to the HomeAway board of directors following the meeting of the HomeAway board of directors.

The full text of Qatalyst Partners’ written opinion, dated November 4, 2015 to the HomeAway board of directors is attached hereto as Annex A and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the HomeAway board of directors and addresses only, as of the date of the opinion, the fairness from a financial point of view, of the transaction consideration to be received by the holders of HomeAway common stock (other than Expedia or any affiliate of Expedia) pursuant to the transaction agreement, and it does not address any other aspect of the offer and the mergers. It does not constitute a recommendation as to whether any holder of shares of HomeAway common stock should tender shares of HomeAway common stock in connection with the offer and does not in any manner address the price at which HomeAway common stock or Expedia common stock will trade at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst Partners reviewed the transaction agreement, certain related documents and certain publicly available financial statements and other business and financial information of HomeAway and Expedia, respectively. Qatalyst Partners also reviewed (i) certain forward-looking information relating to HomeAway prepared by the management of HomeAway, including financial projections and operating data of HomeAway (including the October 30 projections) (the “HomeAway projections”), and (ii) certain forward-looking information relating to Expedia prepared by the management of Expedia, including financial projections and operating data of Expedia prepared by the management of Expedia (the “Expedia projections”). Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of HomeAway and Expedia, including information relating to certain strategic, financial and operational benefits anticipated from the offer and the mergers, with senior executives of HomeAway and Expedia. Qatalyst Partners also reviewed the historical market prices and trading activity for HomeAway common stock and Expedia common stock and compared the financial performance of HomeAway and Expedia and the prices and trading activity of HomeAway common stock and Expedia common stock with each other and with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, it by HomeAway and/or Expedia. With respect to the October 30 projections, Qatalyst Partners was advised by the management of HomeAway, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of HomeAway of the future financial performance of HomeAway. With respect to the Expedia projections, Qatalyst Partners was advised by the management of Expedia, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Expedia of the future financial performance of Expedia. Qatalyst Partners assumed that the offer and the mergers will be consummated in accordance with the terms set forth in the transaction agreement, without any modification or delay. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the offer and the mergers, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on HomeAway, Expedia or the contemplated benefits expected to be derived in the proposed offer and the proposed mergers. Qatalyst Partners also assumed that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of HomeAway or Expedia, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessments of the management of HomeAway and Expedia as to the existing and future technology and products of HomeAway and Expedia and the risks associated with such technology and products. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice.

Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of November 4, 2015. Events occurring after such date may affect the opinion and the assumptions used in preparing the opinion, and Qatalyst Partners does not assume any obligation to update, revise or reaffirm the opinion. Qatalyst Partners’ opinion does not address the underlying business decision of HomeAway to engage in the offer and the mergers, or the relative merits of the offer and the mergers as compared to any strategic alternatives that may be available to HomeAway. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the transaction consideration to be received by the holders of shares of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the transaction agreement, and it expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of HomeAway’s officers, directors or employees, or any class of such persons, relative to such consideration.

The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated November 4, 2015. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized the consensus of third-party research analyst projections for HomeAway, referred to as the “analyst projections,” as well as the HomeAway projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Illustrative Discounted Cash Flow Analysis

Qatalyst Partners performed an illustrative discounted cash flow analysis, which is designed to imply a potential, present value of share values for HomeAway common stock as of September 30, 2015 by:

•	adding:

(a)	the implied net present value of the estimated future unlevered free cash flows of HomeAway, based on the HomeAway projections, for the fourth quarter of calendar year 2015 through calendar year 2019 (which implied present value was calculated by using a range of discount rates of 9.0% to 12.0%, based on an estimated weighted average cost of capital for HomeAway);

(b)	the implied net present value of a corresponding terminal value of HomeAway, calculated by multiplying the Adjusted EBITDA in calendar year 2020, based on the HomeAway projections, by a range of multiples of enterprise value to next-twelve months estimated Adjusted EBITDA of 13.0x to 20.0x and discounted to present value using the same range of discount rates used in item (a) above;

•	HomeAway’s net cash (debt) as of September 30, 2015, including the face value of outstanding convertible notes, as provided by HomeAway’s management;

•	applying a dilution factor of approximately 11% to reflect the dilution to current stockholders over the projection period due to the effect of future equity compensation grants projected by HomeAway’s management; and

•	dividing the resulting amount by the number of fully-diluted shares of HomeAway’s common stock outstanding, adjusted for restricted stock units, performance grants and stock options outstanding, and assuming net share settlement of HomeAway’s outstanding warrants above the exercise price of such warrants as provided by HomeAway’s management as of September 30, 2015.

Based on the calculations set forth above, this analysis implied a range of values for HomeAway common stock of approximately $32.54 to $48.66 per share.

Selected Companies Analysis

Qatalyst Partners compared selected financial information and public market multiples for HomeAway with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in HomeAway’s industry.

Selected	Companies

TripAdvisor, Inc.
The Priceline Group Inc.
Expedia, Inc.

Based upon research analyst consensus estimates for calendar year 2016, and using the closing prices as of November 3, 2015 for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by the estimated consensus earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar year 2016 (“CY2016E EBITDA Multiple”) for each of the selected companies. The median CY2016E EBITDA Multiple among the selected companies in the travel industry analyzed was 16.4x.

Based on an analysis of the CY2016E EBITDA Multiples for the selected companies, Qatalyst Partners selected a representative range of 15.0x to 21.0x and applied this range to HomeAway’s estimated calendar year 2016 EBITDA based on each of the HomeAway projections and the analyst projections. This analysis implied a range of values for HomeAway common stock of approximately $27.93 to $36.59 per share based on the HomeAway projections and approximately $27.29 to $35.70 per share based on the analyst projections.

No company included in the selected companies analysis is identical to HomeAway. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of HomeAway, such as the impact of competition on the business of HomeAway and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of HomeAway or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transactions Analysis

Qatalyst Partners compared fifteen selected transactions involving companies in the travel industry announced between February 2002 and May 2015. These transactions are listed below:

Announcement Date	Target	Acquiror
5/22/2015	eLong, Inc.	Ctrip.com International, Ltd. & Other Investors
1/23/2015	Travelocity, Inc.	Expedia, Inc.
2/12/2015	Orbitz Worldwide, Inc.	Expedia, Inc.
7/6/2014	Wotif.com Holdings Limited	Expedia, Inc.
6/13/2014	OpenTable, Inc.	The Priceline Group Inc.
12/4/2013	Stayz Group	HomeAway, Inc.
12/21/2012	Trivago GmbH	Expedia, Inc.
11/8/2012	KAYAK Software Corporation	The Priceline Group Inc.
2/9/2011	Opodo Group	Permira Funds & AXA Private Equity
7/27/2010	eDreams	Permira Funds
5/12/2005	lastminute.com plc	Sabre Holdings Corporation
12/2/2004	eBookers plc	Cendant Corporation
9/29/2004	Orbitz Worldwide, Inc.	Cendant Corporation
3/19/2003	Expedia, Inc.	IAC
2/19/2002	Travelocity, Inc.	Sabre Holdings Corporation

For each of the transactions listed above, Qatalyst Partners reviewed, among other things, the implied fully diluted enterprise value of the target company as a multiple of the last-twelve months and next-twelve months EBITDA of the target company as reflected in certain publicly available financial statements, research analyst reports and press releases, the median of which was 24.2x and 16.5x, respectively. Based on the analysis of such metrics for the transactions noted above, Qatalyst Partners selected a representative range of 24.0x to 30.0x and 15.0x to 27.0x applied to HomeAway’s last-twelve months EBITDA and next-twelve months EBITDA, respectively (based on the analyst projections and measured from September 30, 2015). This analysis implied a range of values for HomeAway common stock of approximately $32.78 to $39.34 and $26.13 to $42.05 for last-twelve months and next-twelve months multiple ranges, respectively.

No company or transaction utilized in the selected transactions analysis is identical to HomeAway or the offer and the mergers. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of HomeAway, such as the impact of competition on the business of HomeAway or the industry generally, industry growth and the absence of any material adverse change in the financial condition of HomeAway or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the offer and the mergers, Qatalyst Partners cautioned against placing undue reliance on this information.

Miscellaneous

In connection with the review of the offer and the mergers by the HomeAway board of directors, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of HomeAway. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of HomeAway. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the transaction consideration to be received by the holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the transaction agreement, and in connection with the delivery of its opinion to the HomeAway board of directors. These analyses do not purport to be appraisals or to reflect the price at which HomeAway common stock might actually trade.

Qatalyst Partners’ opinion and its presentation to the HomeAway board of directors was one of many factors considered by the HomeAway board of directors in deciding to approve the transaction agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the HomeAway board of directors with respect to the transaction consideration to be received by HomeAway’s stockholders pursuant to the offer and the mergers or of whether the HomeAway board of directors would have been willing to agree to a different consideration. The transaction consideration was determined through arm’s-length negotiations between HomeAway and Expedia and was approved by the HomeAway board of directors. Qatalyst Partners provided advice to HomeAway during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to HomeAway or that any specific consideration constituted the only appropriate consideration for the offer and the mergers.

Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of HomeAway, Expedia or certain of their respective affiliates.

During the two year period prior to November 4, 2015, no material relationship existed between Qatalyst Partners and its affiliates and HomeAway or Expedia pursuant to which compensation was received by Qatalyst Partners or its affiliates; however, Qatalyst Partners and its affiliates may in the future provide investment banking and other financial services to HomeAway or Expedia or any of their respective affiliates for which they would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided HomeAway with financial advisory services in connection with the proposed offer and the proposed mergers for which it will be paid approximately $46 million (provided that the final actual fee will be, in part, based on an average of the closing price of Expedia’s common stock over ten trading days approaching the closing of the offer), $250,000 of which has been previously been paid, approximately $9 million of which became payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, consummation of the offer and the mergers. HomeAway has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. HomeAway has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under federal securities law, and certain expenses relating to or arising out of Qatalyst Partners’ engagement.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Qatalyst Partners under the caption “Item 4. The Solicitation or Recommendation—Opinion of Qatalyst Partners LP, HomeAway’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither HomeAway nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of HomeAway on its behalf with respect to the offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to HomeAway shares have been effected during the sixty days prior to the date of this Schedule 14D-9 by HomeAway or, to HomeAway’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries; other than:

Name	Date of Transaction	Nature of Transaction	No. of Shares	Disposition or Grant Price as Applicable
Rebecca L. Atchison	10/22/2015	Exercise of options	5,000	$8.1000
Rebecca L. Atchison	10/22/2015	Sale of shares pursuant to a Rule 10b5-1 plan	5,000	$30.0000
Rebecca L. Atchison	11/02/2015	Exercise of options	5,000	$8.1000
Rebecca L. Atchison	11/02/2015	Sale of shares pursuant to a Rule 10b5-1 plan	5,000	$31.6463
Carl G. Shepherd	10/30/2015	Exercise of options	80,812	$19.9700
Carl G. Shepherd	10/30/2015	Exercise of options	34,810	$30.4300
Carl G. Shepherd	10/30/2015	Exercise of options	47,343	$25.5400
Melissa Frugé	11/02/2015	Grant of restricted stock units	2,004	N/A
Melissa Frugé	11/02/2015	Grant of options	3,505	$32.3800

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the offer, HomeAway is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving HomeAway or any subsidiary of HomeAway; (ii) a purchase, sale or transfer of a material amount of assets of HomeAway or any subsidiary of HomeAway; (iii) an exchange offer for or other acquisition of HomeAway’s securities by HomeAway, any subsidiary of HomeAway, or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of HomeAway. As described in the transaction agreement, the HomeAway board of directors, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the HomeAway board of directors, agreement in principle, or signed contract that is entered into in response to the offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.	Additional Information.

Regulatory Approvals

United States

HomeAway is not aware of any governmental license or regulatory permit that appears to be material to HomeAway’s business that might be adversely affected by the acquisition of HomeAway shares pursuant to the offer or the mergers or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of HomeAway shares pursuant to the offer or the mergers. Should any of these approvals or other actions be required, Expedia and the Offeror currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to HomeAway business, or (c) certain parts of HomeAway’s or Expedia’s, or any of their respective subsidiaries’, businesses, would not have to be disposed of or held separate, any of which could cause the Offeror to elect to terminate the offer without the exchange of shares under the offer. The Offeror’s obligation under the offer to accept for exchange and pay for HomeAway shares is subject to certain conditions.

HomeAway and Expedia have agreed to use their reasonable best efforts to comply with all regulatory notification requirements and obtain all regulatory approvals required to consummate the offer and the mergers. Under the HSR Act and the rules that have been promulgated thereunder, the offer and the mergers cannot be completed until HomeAway and Expedia file a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) under the HSR Act, and the applicable 30-day waiting period has expired or been terminated.

Pursuant to the requirements of the HSR Act, HomeAway and Expedia each filed a Notification and Report Form with respect to the offer and the mergers with the Antitrust Division of the DOJ and the FTC on November 9, 2015.

At any time before or after consummation of the mergers, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the offer or the mergers, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the mergers, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the mergers or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Germany

The purchase of HomeAway shares in the offer is subject to review by the German Federal Cartel Office (“FCO”). Pursuant to the German Act against Restraint of Competition, the offer and the mergers may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. Expedia filed the required notice with the FCO on November 11, 2015. There can be no assurance that the FCO will accept the filing, will not extend the deadlines or will not challenge the acquisition of the HomeAway shares on competition or other grounds or, if such a challenge is made, of the results thereof.

Australia

Section 50 of the Australian Competition and Consumer Act of 2010, as amended, prohibits an acquisition of shares or assets if it would have the likely effect of substantially lessening competition in a market in Australia. There is no compulsory notification requirement in relation to this prohibition. The relevant regulator, the Australian Competition and Consumer Commission (the “ACCC”), has a voluntary informal merger clearance process. Under this process, parties to a proposed acquisition seek an assurance from the ACCC that, based on the information provided to it, it will not oppose the proposed acquisition. Expedia filed a notice with the ACCC on November 13, 2015.

Notice of Appraisal Rights

Holders of HomeAway shares will not have appraisal rights in connection with the offer and holders who tender their HomeAway shares in the offer will not have appraisal rights in connection with the first merger. However, if the Offeror purchases HomeAway shares in the offer, and the first merger is consummated, holders of HomeAway shares immediately prior to the first effective time are entitled to appraisal rights in connection with the first merger under Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the first merger assuming that the first merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of HomeAway shares immediately prior to the first effective time as to which appraisal rights are asserted. A person having a beneficial interest in HomeAway shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the first merger is completed, holders of shares immediately prior to the first effective time and who (i) did not tender their shares in the offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the first merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the consideration payable in the offer or the consideration payable in the first merger (which is equivalent in amount to the consideration payable in the offer).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of HomeAway shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any HomeAway stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a HomeAway stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such HomeAway stockholder must do all of the following:

(i)	within the later of the consummation of the offer and 20 days after the date of this Schedule 14D-9, deliver to HomeAway at the address indicated below a written demand for appraisal of HomeAway shares held, which demand must reasonably inform HomeAway of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender their HomeAway shares in the offer; and

(iii)	continuously hold of record the HomeAway shares from the date on which the written demand for appraisal is made through the first effective time.

If the first merger is consummated pursuant to Section 251(h) of the DGCL, Expedia will cause the surviving corporation to deliver an additional notice of the effectiveness date of the first merger to all HomeAway stockholders who delivered a written demand to HomeAway pursuant to paragraph (i) above within ten days of the closing of the first merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with paragraph (i) above will receive such notice of the effectiveness date. If the first merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in paragraph (i) above (or to take any of the other steps specified in paragraphs (i) through (iii) above) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to HomeAway, Inc., 1011 W. Fifth Street, Suite 300, Austin, Texas 78703, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of HomeAway shares, fully and correctly, as such holder’s name appears on the certificate(s) for the HomeAway shares owned by such holder. If the HomeAway shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the HomeAway shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of HomeAway shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the HomeAway shares. If HomeAway shares are held through a brokerage firm, bank or other nominee who in turn holds the HomeAway shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such HomeAway shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds HomeAway shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the HomeAway shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the HomeAway shares, which may be a central securities depository nominee if the HomeAway shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds HomeAway shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the HomeAway shares held for one or more beneficial owners while not exercising such rights with respect to the HomeAway shares held for other beneficial owners. In such case, the written demand must set forth the number of HomeAway shares covered by the demand. Where the number of HomeAway shares is not expressly stated, the demand will be presumed to cover all HomeAway shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the first effective time, but not thereafter, the surviving corporation, or any holder of HomeAway shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the HomeAway shares held by all holders who did not tender in the offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of HomeAway shares who had previously demanded appraisal of their HomeAway shares. HomeAway is under no obligation to and has no present intention to file a petition and holders should not assume that HomeAway will file a petition or that it will initiate any negotiations with respect to the fair value of the HomeAway shares. Accordingly, it is the obligation of the holders of HomeAway shares to initiate all necessary action to perfect their appraisal rights in respect of the HomeAway shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the first effective time, any holder of HomeAway shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of HomeAway shares not tendered into the offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such HomeAway shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the HomeAway shares, a person who is the beneficial owner of HomeAway shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not properly withdrawn, may, in such person’s own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of HomeAway shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all HomeAway stockholders who have demanded payment for their HomeAway shares and with whom agreements as to the value of their HomeAway shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the HomeAway stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the HomeAway stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those HomeAway stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the HomeAway stockholders who demanded payment for their HomeAway shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any HomeAway stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that HomeAway stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which HomeAway stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the HomeAway shares, exclusive of any element of value arising from the accomplishment or expectation of the first merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the first effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the first effective time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

HomeAway stockholders considering appraisal should be aware that the fair value of their HomeAway shares as so determined could be more than, the same as or less than the consideration payable in the offer or the consideration payable in the first merger (which is equivalent in amount to the consideration payable in the offer) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the offer and the first merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although HomeAway believes that the consideration payable in the offer is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and HomeAway stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration payable in the offer or the consideration payable in the first merger (which is equivalent in amount to the consideration payable in the offer). Neither Expedia nor HomeAway anticipates offering more than the consideration payable in the offer to any HomeAway stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a HomeAway share is less than the consideration payable in the offer or the consideration payable in the first merger (which is equivalent in amount to the consideration payable in the offer).

Upon application by the surviving corporation or by any holder of HomeAway shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the HomeAway stockholders entitled to an appraisal. Any holder of HomeAway shares whose name appears on the Verified List and who has submitted such HomeAway stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such HomeAway stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the HomeAway shares, together with interest, if any, by the surviving corporation to the HomeAway stockholders entitled thereto. Payment will be so made to each such HomeAway stockholder upon the surrender to the surviving corporation of such HomeAway stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the HomeAway shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any HomeAway stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the first effective time, be entitled to vote his or her HomeAway shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of HomeAway shares as of a date prior to the first effective time.

If any HomeAway stockholder who demands appraisal of HomeAway shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s HomeAway shares will be deemed to have been converted at the first effective time into the right to receive the consideration payable in the first merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the first effective time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in the first merger.

If you wish to exercise your appraisal rights, you must not tender your HomeAway shares in the offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of HomeAway stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the HomeAway stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Business Combination Statute

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the transaction agreement, the offer and the mergers, the HomeAway board of directors adopted a resolution approving the transaction agreement and the transactions contemplated by the transaction agreement, including the offer and the mergers for purposes of Section 203 of the DGCL.

Stockholder Approval Not Required

Neither Expedia nor the Offeror is, nor at any time for the past three years has been, an “interested stockholder” of HomeAway as defined in Section 203 of the DGCL. If the offer is consummated, Expedia and the Offeror do not anticipate seeking the approval of HomeAway’s remaining public stockholders before effecting the mergers. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offeror consummates the offer, the transaction agreement contemplates that the parties will effect the closing of the first merger without a vote of the stockholders of HomeAway in accordance with Section 251(h) of the DGCL.

Merger-Related Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to each of HomeAway’s named executive officers (the “named executive officers”) that is based on or otherwise relates to the offer, the mergers, and the other transactions contemplated by the transaction agreement. For this purpose, named executive officers are determined as of December 31, 2014.

The table below, entitled “Golden Parachute Compensation” as required by Item 402(t) of Regulation S-K, reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers that is based on or otherwise relates to the offer, the merger, or the other transactions contemplated by the transaction agreement in the circumstances described below and as described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of HomeAway”, which is incorporated herein by reference. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the first effective time occurred on January 31, 2016, (ii) the per share price for HomeAway common stock is equal to $37.38, reflecting the average closing price of HomeAway common stock for the first five business days following public announcement of the mergers and (iii) each named executive officer will experience a qualifying termination immediately following the first effective time, entitling him or her to the severance agreement benefits and equity benefits as described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of HomeAway—Executive Officer Severance Agreements.”

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)(1)		Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Brian H. Sharples	1,087,422		$32,692,355	22,997	$33,802,774
Lynn Atchison	370,000		$8,242,117	13,726	$8,625,843
Brent Bellm(5)	—		$3,468,598	—	$3,468,598
Mariano Dima	368,982	(2)	$4,108,806	57,833	$4,535,621
Thomas E. Hale	375,000		$11,238,125	20,701	$11,633,826

(1)	Under the HomeAway severance agreements, each named executive officer who experiences a qualifying termination during the three months prior to or 18 months following a change in control will receive, subject to the terms and conditions of the severance agreement, a lump-sum cash severance payment equal to 12 months base salary (24 months for Mr. Sharples), payable within 30 days following the named executive officer’s termination of employment. This payment is a “double-trigger” arrangement and is conditioned on the applicable named executive officer timely signing and not revoking a general release of claims in HomeAway’s favor as well as the named executive officer complying with the terms of any confidentiality, proprietary information and inventions agreement between the named executive officer and HomeAway and a non-disparagement covenant. The amounts included in the column above were calculated using the named executive officer’s base salary in effect as of November 12, 2015.
(2)	Mr. Dima’s salary is paid in pounds sterling and converted to dollars using an exchange rate of 1.5225, which is the exchange rate in effect as of November 12, 2015.
(3)

Under the HomeAway severance agreements, each named executive officer who experiences a qualifying termination during the three months prior to or 18 months following a change in control will vest in 100% of the unvested portion of the executive’s outstanding Company equity awards upon such termination. The values in the table represent the aggregate dollar value of (i) payments received in cancellation of vested equity awards in the mergers, including awards that vest on a “single-trigger” basis upon the first effective time, and (ii) the value of “double-trigger” vesting acceleration to which each named executive officer would become entitled upon a qualifying termination under the terms of their HomeAway severance agreement. The values for HomeAway restricted stock units and HomeAway restricted stock awards represent the product of $37.38, multiplied by the number of HomeAway shares subject to the awards. The values for options represent the product of (a) $37.38 minus the exercise price of such option, multiplied by (b) the number of HomeAway shares subject to such options. The number of outstanding equity awards was calculated based on the number of equity awards held by each named executive officer as of November 12, 2015, adjusted to account for the vesting of any unvested equity awards scheduled to vest between November 12, 2015 and January 31, 2016, the assumed date of the change in control.

Of the amounts set forth in the golden parachute compensation table above, the following amounts represent the value of the payments received in cancellation of vested equity awards in the mergers.

Name	Number of Shares Subject to Stock Options (#)	Value of Stock Options ($)
Brian H. Sharples	1,236,007	$22,249,952
Lynn Atchison	320,876	$5,381,849
Brian Bellm	237,142	$3,468,598
Mariano Dima	39,482	$269,355
Thomas E. Hale	406,456	$7,527,689

Of the amounts set forth in the golden parachute compensation table above, the following amounts represent the value of the “single-trigger” vesting acceleration upon the first effective time of all outstanding, unvested equity awards held by Mr. Sharples. With the exception of Mr. Sharples, none of the named executive officers are entitled to “single-trigger” vesting acceleration of outstanding, unvested equity awards. For further details, see the description above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of HomeAway—Effect of the Offer and the Mergers on HomeAway Shares and Equity Awards—Brian Sharples’ ‘Single-Trigger’ Vesting.”

Name	Number of Shares Subject to Stock Options (#)	Value of Stock Options ($)	Number of Shares Subject to Restricted Stock Units and Restricted Stock Awards (#)	Value of Restricted Stock Units and Restricted Stock Awards ($)	Total ($)
Brian H. Sharples	303,059	$2,343,391	216,667	$8,099,012	$10,442,403

Of the amounts set forth in the golden parachute compensation table above, the following amounts represent the value of “double-trigger” vesting acceleration to which the named executive officers would be entitled upon a qualifying termination under their HomeAway severance agreements. For further details, see the description above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of HomeAway—Effect of the Offer and the Mergers on HomeAway Shares and Equity Awards—Executive Officer ‘Double-Trigger’ Vesting.”

Name	Number of Shares Subject to Stock Options (#)	Value of Stock Options ($)	Number of Shares Subject to Restricted Stock Units and Restricted Stock Awards (#)	Value of Restricted Stock Units and Restricted Stock Awards ($)	Total ($)
Lynn Atchison	83,687	$655,409	58,985	$2,204,859	$2,860,268
Mariano Dima	109,985	$845,799	80,087	$2,993,652	$3,839,451
Thomas E. Hale	107,298	$843,129	76,707	$2,867,308	$3,710,436

(4)	Under the HomeAway severance agreements, each named executive officer who experiences a qualifying termination will receive, subject to the terms and conditions of the severance agreement, continuing payments to reimburse the executive officer for continued coverage under HomeAway’s group health plans for a period of up to 12 months (18 months for Mr. Sharples), and in the case of Mr. Dima, certain ongoing employer provided benefits under his UK employment terms. The values in this table reflect the value of company-provided health care continuation coverage for such named executive officer and eligible family members under HomeAway’s company plan on the date of such named executive officer’s termination and, for Mr. Dima, costs of continuing employer-paid pension, group life insurance, private medical insurance and certain other benefits. These payments are “double-trigger” arrangements and are conditioned on the applicable named executive officer timely signing and not revoking a general release of claims in HomeAway’s favor as well as the named executive officer complying with the terms of any confidentiality, proprietary information and inventions agreement between the named executive officer and HomeAway and a non-disparagement covenant. The amounts included in the column above are based on the cost of premiums for COBRA coverage under the HomeAway plans and in the case of Mr. Dima, on the cost of the applicable employer provided benefits as of November 12, 2015, for each named executive officer and his or her eligible dependents.
(5)	Mr. Bellm resigned as President and Chief Operating Officer effective April 29, 2015. Other than the payment with respect to his outstanding, vested options, Mr. Bellm will receive no compensation payments based on or otherwise relating to the mergers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. These forward-looking statements are identified by their use of terms such as “intend,” “plan,” “may,” “should,” “will,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “continue,” “potential,” “opportunity,” “project” and similar terms. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the offer and the mergers; any statements regarding the expected timing of the completion of the offer and the mergers; any statements regarding the ability to complete the offer or the mergers considering the various closing conditions, including that the consummation of the offer shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of HomeAway shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the offer and the mergers; uncertainties as to how many of the holders of HomeAway shares will tender their HomeAway shares into the offer; the possibility that various closing conditions for the offer or the mergers may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the mergers; the effects of disruption from the offer and the mergers making it more difficult for HomeAway to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of HomeAway’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by HomeAway, as well as the Schedule TO filed with the SEC by Expedia and the Offeror. All of the materials related to the offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of HomeAway shares also may obtain free copies of the documents filed with the SEC by HomeAway at the investor relations section of HomeAway’s website at https://www.investors.homeaway.com. HomeAway does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Where You Can Find More Information

HomeAway and Expedia are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. HomeAway and Expedia are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with HomeAway or Expedia, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows HomeAway to “incorporate by reference” information into this Schedule 14D-9, which means that HomeAway can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

HomeAway incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01, as well as the exhibits related thereto filed under Item 9.01, of a Current Report on Form 8-K):

•	HomeAway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 25, 2015;

•	HomeAway’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2015, filed on April 30, 2015; June 30, 2015, filed on August 5, 2015; and September 30, 2015, filed on November 6, 2015; and

•	HomeAway’s Current Reports on Form 8-K filed on April 23, 2015 (with respect to Item 5.02 and related Item 9.01), June 9, 2015, November 5, 2015 and November 10, 2015.

HomeAway also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01, as well as the exhibits related thereto filed under Item 9.01, of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated November 16, 2015 (incorporated by reference to the Form S-4 filed with the SEC by Expedia on November 16, 2015)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed with the SEC by Expedia on November 16, 2015)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)

(a)(2)*	Letter to stockholders of HomeAway, dated November 16, 2015

(a)(4)	Prospectus/Offer to Exchange, dated November 16, 2015 (incorporated by reference to the Form S-4 filed with the SEC by Expedia on November 16, 2015)

(a)(5)(A)	Investor Presentation Materials, dated November 2015, titled “Expedia Agrees to Acquire HomeAway” (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)

(a)(5)(C)	Joint Press Release issued by HomeAway and Expedia dated November 4, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO filed with the SEC by the Offeror on November 16, 2015)

(a)(5)(D)	Employee, customer and management Q&A, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)

(a)(5)(E)	Email sent to HomeAway employees, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)

(a)(5)(F)	Email sent to HomeAway customers, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)

Exhibit No.	Description

(a)(5)(G)	Email sent to HomeAway employees regarding communications, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)

(a)(5)(H)	Transcript from a conference call held by Expedia and HomeAway to discuss the transaction, dated November 4, 2015 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed with the SEC by the Offeror on November 16, 2015)

(a)(5)(I)	Email to HomeAway APAC employees, first used November 5, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 5, 2015)

(e)(1)	Agreement and Plan of Reorganization, dated November 4, 2015, by and among Expedia, the Offeror and HomeAway (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by HomeAway on November 5, 2015)

(e)(2)	Form of Indemnification Agreement between HomeAway and each of its directors and officers (incorporated by reference to Exhibit 10.1B to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(3)	Amended and Restated Bylaws of HomeAway (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(4)	Amended and Restated Certificate of Incorporation of HomeAway (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(5)	2004 Stock Plan, as amended (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(6)	Form of Stock Option Agreement for 2004 Stock Plan effective for grants made prior to April 3, 2009 (incorporated by reference to Exhibit 10.3A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(7)	Form of Stock Option Agreement for 2004 Stock Plan effective for grants made after April 3, 2009 (incorporated by reference to Exhibit 10.3B to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(8)	Form of Restricted Stock Agreement for 2004 Stock Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(9)	The HomeAway, Inc. Nonstatutory Share Option Plan (UK NSO Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(10)	The WVR Group, Inc. 2005 UK Enterprise Management Incentive Plan (UK EMI Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(11)	Form of Stock Option Agreement for 2004 Stock Plan (UK EMI Sub-Plan) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(12)	Incentive Plan for the Management of the German Subsidiary of the WVR Group, Inc. (German Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

Exhibit No.	Description

(e)(13)	Form of Stock Option Agreement for 2004 Stock Plan (German Sub-Plan) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(14)	Addendum to 2004 Stock Plan containing terms and conditions for French option grants (French Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(15)	Form of Stock Option Agreement for 2004 Stock Plan (French Sub-Plan) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(16)	2005 Stock Plan, as amended (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(17)	Form of Stock Option Agreement, as amended, for 2005 Stock Plan (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(18)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(19)	2011 Equity Incentive Plan French Sub-Plan (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(20)	UK Schedule to the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(21)	Form of Stock Option Award Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(22)	Form of Stock Option Award Agreement approved for use in France under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(23)	Form of Option Certificate approved for use under Part A of the UK Schedule of the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(24)	Form of Restricted Stock Unit Award Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 17 to the Annual Report on Form 10-K for the period ended December 31, 2011 filed with the SEC by HomeAway on March 29, 2012)

(e)(25)	Form of Restricted Stock Unit Award Agreement approved for use in France under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(26)	Executive Employment Agreement between the Registrant and Brian H. Sharples dated February 1, 2005 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

Exhibit No.	Description

(e)(27)	Amendment to Executive Employment Agreement between the Registrant and Brian H. Sharples dated December 29, 2010 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(28)	Executive Employment Agreement between the Registrant and Brian H. Sharples dated May 27, 2011 (incorporated by reference to Exhibit 10.17A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(29)	Amendment to Executive Employment Agreement between the Registrant and Brian H. Sharples dated October 14, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)

(e)(30)	Offer Letter between the Registrant and Lynn Atchison dated August 4, 2006 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(31)	Executive Employment Agreement between the Registrant and Lynn Atchison dated May 27, 2011 (incorporated by reference to Exhibit 10.18A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(32)	Amendment to Executive Employment Agreement between the Registrant and Lynn Atchison dated October 14, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)

(e)(33)	Offer Letter between the Registrant and Carl G. Shepherd dated January 22, 2005 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(34)	Executive Employment Agreement between the Registrant and Carl G. Shepherd dated May 27, 2011 (incorporated by reference to Exhibit 10.19A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(35)	Amendment to Executive Employment Agreement between the Registrant and Carl G. Shepherd dated October 14, 2014 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)

(e)(36)	Offer Letter between the Registrant and Thomas Hale dated June 14, 2010 (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(37)	Amendment to Offer Letter between the Registrant and Thomas Hale dated December 29, 2010 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(38)	Executive Employment Agreement between the Registrant and Thomas Hale dated May 27, 2011 (incorporated by reference to Exhibit 10.21A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(39)	Amendment to Executive Employment Agreement between the Registrant and Thomas E. Hale dated October 14, 2014 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)

(e)(40)	Offer Letter between the Registrant and Mariano Dima dated June 25, 2014 (incorporated by reference to Exhibit 43 to the Annual Report on Form 10-K for the period ended December 31, 2014 filed with the SEC by HomeAway on February 25, 2015)

Exhibit No.	Description

(e)(41)	Executive Employment Agreement between the Registrant and Mariano Dima dated July 14, 2014 (incorporated by reference to Exhibit 44 to the Annual Report on Form 10-K for the period ended December 31, 2014 filed with the SEC by HomeAway on February 25, 2015)

(e)(42)	2011 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(43)	2012 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on March 29, 2012)

(e)(44)	2013 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on March 8, 2013)

(e)(45)	2014 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on May 2, 2014)

(e)(46)	2015 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by HomeAway on April 23, 2015)

(e)(47)	Executive Employment Agreement between the Registrant and Melissa Frugé dated October 1, 2015 (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on November 6, 2015)

(e)(48)	Form of Restricted Stock Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on August 5, 2015)

(e)(49)	Form of Restricted Stock Agreement (UK Form) approved for use under the 2011 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on August 5, 2015)

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOMEAWAY, INC.

Date: November 16, 2015	By:	/s/ Lynn Atchison
Name: Lynn Atchison
Title: Chief Financial Officer

ANNEX A

November 4, 2015

Board of Directors

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

Members of the Board:

We understand that HomeAway, Inc. (the “Company”), Expedia, Inc. (“Parent”) and HMS 1 Inc., a direct wholly owned subsidiary of Parent (“Purchaser”), have entered into an Agreement and Plan of Reorganization, dated as of November 4, 2015 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Purchaser of an exchange offer (the “Offer”) for all outstanding shares of common stock of the Company, $0.001 par value per share (“Company Common Stock”) for per share consideration (the “Offer Consideration”) comprised of $10.15 in cash and 0.2065 shares of common stock of Parent, $0.0001 par value per share (“Parent Shares”), (ii) the subsequent merger of Purchaser with and into the Company (the “First Merger”) and (iii) immediately following the First Merger, the merger of the Company, as the surviving entity of the First Merger, with and into Parent (the “Second Merger” and, together with the First Merger, the “Mergers” and, the Mergers, together with the Offer, the “Transaction”). Pursuant to the First Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares owned or held in treasury by the Company or owned by Parent or any subsidiary of Parent or the Company and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to the Offer Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of the Company Common Stock, other than Parent or any affiliate of Parent (the “Holders”), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company and Parent, respectively. We have also reviewed (i) certain forward-looking information relating to the Company prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”), and (ii) certain forward-looking information relating to Parent prepared by the management of Parent, including financial projections and operating data of Parent prepared by the management of Parent (the “Parent Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company and Parent. We also reviewed the historical market prices and trading activity for Company Common Stock and Parent Shares and compared the financial performance of the Company and Parent and the prices and trading activity of Company Common Stock and Parent Shares with each other and with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

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publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company and/or Parent. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. With respect to the Parent Projections, we have been advised by the management of Parent, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent of the future financial performance of Parent. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction. We have also assumed that the Offer and the Mergers, taken together, will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the management of the Company and Parent as to the existing and future technology and products of the Company and Parent and the risks associated with such technology and products.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst and its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst and its affiliates may in the future may provide investment banking and other financial services to the Company and Parent and their respective affiliates for which they would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender Company Common Stock in connection with the Offer and does not in any manner address the prices at which Company Common Stock or Parent Shares will trade at any time.

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Offer Consideration to be received by the Holders pursuant to the Merger Agreement, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

/s/ QATALYST PARTNERS

QATALYST PARTNERS LP

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

ANNEX B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251 (h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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